Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267028

Prospectus Supplement No. 4

(to Prospectus dated September 1, 2022)

Fast Radius, Inc.

Up to 14,643,920 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus, dated September 1, 2022 (the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267028). This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q that we filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2022, which is set forth below.

The Prospectus and this prospectus supplement relate to the sale of up to 14,643,920 shares of our common stock (“Common Stock”), which may be resold from time to time by Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“Lincoln Park” or the “selling stockholder”). We are not selling any Common Stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares of Common Stock by the selling stockholder, except with respect to amounts received by us upon the sale of shares of Common Stock to Lincoln Park.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus, including any supplements or amendments thereto.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.

Our Common Stock and public Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “FSRD” and “FSRDW”, respectively. On November 11, 2022, the last reported sales price of our Common Stock was $0.24 per share and the last reported sales price of our public Warrants was $0.02 per public Warrant. On November 9, 2022, we received written notice from the staff of Nasdaq notifying us that it had determined that our Common Stock and Warrants (the “Securities”) will be delisted from Nasdaq. Trading of the Securities will be suspended at the opening of business on November 18, 2022 and a Form 25-NSE will be filed with the SEC, which will remove the Securities from listing on Nasdaq. The Securities are expected to begin trading on the OTC Pink Marketplace on November 18, 2022.

In reviewing this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2022.

eROC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-40032

Fast Radius, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	85-3692788
( State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
113 N. May Street Chicago, IL	60607
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 319-1060

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	FSRD	The Nasdaq Stock Market LLC*
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FSRDW	The Nasdaq Stock Market LLC*

* On November 9, 2022, Fast Radius, Inc. (the “Company”) received written notice from the staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it had determined that the Company’s common stock and warrants (the “Securities”) will be delisted from Nasdaq. Trading of the Securities will be suspended at the opening of business on November 18, 2022 and a Form 25-NSE will be filed with the SEC, which will remove the Securities from listing on Nasdaq. The Securities are expected to begin trading on the OTC Pink Marketplace on November 18, 2022.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

As of November 6, 2022, the registrant had 75,901,646 shares of common stock, $0.001 par value per share, outstanding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q of Fast Radius, Inc. (the “Company,” “we,” “us,” and “our”) contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “scales,” “representative of,” “valuation,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Quarterly Report on Form 10-Q, including but not limited to:

•
the Company’s ability to obtain timely approval of the Bankruptcy Court (as defined below) with respect to motions filed in the Chapter 11 Cases (as defined below);
•
objections to the pleadings filed that could protract the Chapter 11 Cases;
•
the Bankruptcy Court’s rulings in the Chapter 11 Cases, including the outcome of the Chapter 11 Cases generally;
•
the Company’s ability to obtain a timely sale of all of its assets or approval of a plan of reorganization (a “Plan”);
•
the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases;
•
the Company’s ability to continue to operate its business during the pendency of the Chapter 11 Cases;
•
employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties;
•
the effectiveness of the overall restructuring activities pursuant to the Chapter 11 proceedings and any additional strategies the Company may employ to address its liquidity and capital resources;
•
the actions and decisions of creditors and other third parties that have an interest in the Chapter 11 Cases;
•
increased legal and other professional costs necessary to execute the Company’s restructuring;

i

•
the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases;
•
the trading price and volatility of the Company’s Securities and the effects of the expected delisting from The Nasdaq Stock Market;
•
litigation and other risks inherent in a bankruptcy process;
•
the impact of uncertainty regarding the Company’s ability to continue as a going concern on its liquidity and prospects; and
•
risks related to our ability to secure working capital.

The foregoing list of factors is not exhaustive. Additionally, the Chapter 11 Cases may result in holders of the Company’s securities receiving no value for their interests. Because of such a possibility, the value of these securities is highly speculative and may pose substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders thereof in the Chapter 11 Cases. Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities. You should carefully consider the foregoing factors and the other risks and uncertainties more fully described in our other filings with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2021 and Forms 10-Q for the quarters ended March 31, 2022 and June 30, 2022 and other periodic reports. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Fast Radius assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Fast Radius does not give any assurance that it will achieve its expectations.

ii

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties that represent challenges that we face in connection with the implementation of our strategy and the growth of our business. Investing in shares of our common stock (“Common Stock”) involves numerous risks, including the risks described in “Part II, Item 1A. Risk Factors” of this Quarterly Report on Form 10-Q and in our other filings with the SEC. Below are some of these risks, among others, which may have a negative effect on our financial condition or operating results, which could cause a material decline in the price of shares of our Common Stock or warrants and result in a loss of all or a portion of your investment:

•
We may not be able to continue as a going concern and holders of our Common Stock could suffer a total loss of their investment.
•
Trading in our Common Stock and warrants during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. It is likely that our equity securities will be canceled or that holders of such equity will not receive any distribution with respect to, or be able to recover any portion of, their investments.
•
We are subject to the risks and uncertainties associated with the Chapter 11 Cases.
•
If we are not able to consummate a sale under section 363 of the Bankruptcy Code (as defined below) or obtain confirmation of a Plan, or if current liquidity is insufficient, we could be required to liquidate under Chapter 7 of the Bankruptcy Code.
•
We expect our Common Stock and warrants will be delisted from Nasdaq and experience the risks of trading in an over-the-counter market.
•
The pursuit of the Chapter 11 Cases has consumed, and will continue to consume, a substantial portion of the time and attention of our corporate management and will impact how our business is conducted, which may have an adverse effect on our business and results of operations.
•
We depend on a few highly skilled key employees to navigate the Chapter 11 Cases, and if we are unable to retain, manage, and appropriately compensate them, the outcome of the Chapter 11 Cases could be adversely affected.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

Fast Radius, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share information)

	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$21,391	$8,702
Accounts receivable, net of allowances for doubtful accounts of $1,637 and $930, respectively	7,158	7,015
Inventories	443	449
Prepaid production costs	704	987
Prepaid expenses and other current assets	3,886	4,422
Total current assets	33,582	21,575
Non-current assets:
Property and equipment, net	11,119	9,528
Other non-current assets	3,051	535
Total assets	$47,752	$31,638

Liabilities and stockholders' equity (deficit)
Current liabilities
Accounts payable	$5,083	$3,987
Accrued compensation	4,497	3,097
Accrued and other liabilities	12,400	11,610
Advances from customers	164	258
Accrued liabilities - related parties	3,750	2,513
Warrant liability	-	2,968
Current portion of term loans	26,752	13,266
Total current liabilities	52,646	37,699
Other long-term liabilities	59	396
Warrant liability	484	-
Term loans - net of current portion and debt issuance costs	-	16,776
Related party convertible notes and derivative liability	-	16,857
Total liabilities	53,189	71,728

Commitment and contingencies (Note 6)
Stockholders' equity (deficit)
Common stock, $0.0001 par value, authorized 350,000,000 shares; issued 75,901,646 and 39,656,951 shares as of September 30, 2022 and December 31, 2021, respectively	8	4
Additional paid-in capital	231,854	83,399
Accumulated Deficit	(237,299)	(123,493)
Total stockholders’ equity (deficit)	(5,437)	(40,090)

Total liabilities and stockholders' equity (deficit)	$47,752	$31,638

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fast Radius, Inc.

Condensed Consolidated Statements of Net Loss and Comprehensive Loss (Unaudited)

(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues	$7,072	$4,916	$20,609	$13,579
Cost of revenues	6,372	7,049	19,016	14,077
Gross Profit	700	(2,133)	1,593	(498)
Operating expenses
Sales and marketing	3,674	6,583	15,887	15,335
General and administrative	15,162	6,006	68,104	22,501
Research and development	2,255	461	7,484	3,148
Total operating expenses	21,091	13,050	91,475	40,984
Loss from Operations	(20,391)	(15,183)	(89,882)	(41,482)
Change in fair value of warrants	690	(474)	7,311	(1,526)
Change in fair value of derivatives	-	(195)	30	(189)
Interest income and other income (expense), net	126	(3)	156	-
Interest expense, including amortization of debt issuance costs	(2,603)	(1,238)	(6,580)	(1,787)
Loss before income taxes	(22,178)	(17,093)	(88,965)	(44,984)
Provision for income taxes	—	—	—	—
Net Loss	$(22,178)	$(17,093)	$(88,965)	$(44,984)
Net loss per share
Basic and Diluted	$(0.29)	$(0.41)	$(1.25)	$(1.09)

Weighted average shares outstanding:
Basic and Diluted	76,670,955	41,686,939	71,368,336	41,341,537

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fast Radius, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit) (Unaudited)

(in thousands)

	Convertible Preferred Equity	Amount	Common Stock	Amount	Treasury Stock	Amount	APIC	Accumulated Deficit	Total

Balance at January 1, 2021	16,023	$74,290	3,428	$-	(650)	$(221)	$3,724	$(55,388)	$(51,885)
Retroactive application of recapitalization	(16,023)	(74,290)	35,227	4	650	221	74,286	(221)	74,290
Adjusted balance at January 1, 2021	-	-	38,655	4	-	-	78,010	(55,609)	22,405
Net loss								(12,786)	(12,786)
Exercise of stock options and release of notes' recourse provision			1,002	-			9		9
Stock-based compensation							254		254
Balance at March 31, 2021	—	$—	39,657	$4	—	$—	$78,273	$(68,395)	$9,882
Net loss	-	-						(15,105)	$(15,105)
Issuance of equity warrants to related party	-	-					2,201		2,201
Exercise of stock options and release of notes' recourse provision	-	-	47	-			7		7
Stock-based compensation	-	-					207		207
Balance at June 30, 2021	-	-	39,704	4	-	-	80,688	(83,500)	(2,808)
Net loss	-	-						(17,093)	$(17,093)
Issuance of equity warrants	-	-					2,245		2,245
Exercise of stock options and release of notes' recourse provision	-	-	36	-			25		25
Share-based compensation	-	-						239	239
Balance at September 30, 2021	-	-	39,740	4	-	-	82,958	(100,354)	(17,392)

Balance at January 1, 2022	16,023	$74,290	4,040	$-	(650)	$(221)	$9,113	$(123,272)	$(114,380)
Retroactive application of recapitalization	(16,023)	(74,290)	35,873	4	650	221	74,286	(221)	74,290
Adjusted balance at January 1, 2022	-	-	39,913	4	-	-	83,399	(123,493)	(40,090)
Net loss								(44,600)	(44,600)
Effect of Business Combination and recapitalization, net of redemptions and issuance costs			11,737	1			3,029		3,030
Issuance of common stock pursuant to PIPE investment			7,500	1			74,999		75,000
Issuance of common stock upon conversion of convertible notes			2,034	-			17,655		17,655
Exercise of stock options			441	-			63		63

Issuance of common stock for settlement of share-based awards			9,176	1			(1)		—
Exercise of Legacy Fast Radius warrants			2,240	-			1,020		1,020
Company vesting shares granted to Fast Radius shareholders							24,841	(24,841)	—
Stock-based compensation							20,368		20,368
Balance at March 31, 2022	—	$—	73,041	$7	—	$—	$225,373	$(192,934)	$32,446
									-
Net loss								(22,187)	(22,187)
Issuance of common stock for settlement of share-based awards			627	1			(1)		-
Issuance of common stock for settlement of bonus liability			479				696		696
Issuance of common stock for commitment shares			728				452		452
Exercise of stock options			660				148		148
Stock-based compensation							2,562		2,562
Balance at June 30, 2022	-	-	75,535	8	-	-	229,230	(215,121)	14,117
Net loss	-	-						(22,178)	(22,178)
Issuance of common stock for settlement of share-based awards			258						-
Exercise of stock options			109				65		65
Share-based compensation							2,559		2,559
Balance at September 30, 2022	-	$-	75,902	$8	-	$-	$231,854	(237,299)	(5,437)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fast Radius, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(88,965)	$(44,984)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	2,050	1,029
Amortization of deferred financing and convertible debt discount	4,594	1,232
Provision for doubtful accounts	707	242
Loss on disposal of assets	190	228
Stock-based compensation	25,489	700
Issuance of commitment shares to Lincoln Park	452	-
Income from settlement of bonus liability with RSUs	(554)	-
Change in fair value of warrants	(7,311)	1,526
Change in fair value of derivative liability	(30)	189
Non-cash restructuring expenses	153	-
Changes in operating assets and liabilities
Accounts Receivable	(850)	(1,341)
Inventories	6	(276)
Prepaid production costs	283	(1,042)
Prepaid expense and other current assets	(3,090)	(2,186)
Accounts payable	995	684
Accrued compensation and other liabilities	(3,732)	9,619
Advances from customers	(94)	190
Deferred revenue	-	(5)
Other non-current assets	(2,660)	(111)
Net cash used in operating activities	(72,367)	(34,306)
Cash flows from investing activities
Additions to property and equipment	(4,493)	(6,437)
Proceeds from sale of assets	763	-
Net cash used in investing activities	(3,730)	(6,437)
Cash flows from financing activities
Proceeds from exercise of stock options	276	40
Proceeds from term loans	-	24,487
Debt issuance costs	-	(122)
Effect of merger, net of transaction costs paid	22,517	-
Issuance of PIPE shares	75,000	-
Repayment of term loans	(7,625)	(803)
Deferred financing fees	-	(500)
Payment of deferred underwriting fees	(1,382)	-
Proceeds from convertible notes and warrants with related parties	-	10,600
Net cash generated from financing activities	88,786	33,702
Net increase (decrease) in cash	12,689	(7,041)
Cash, beginning of period	8,702	18,494
Cash, end of period	$21,391	$11,453

Supplemental disclosure of cash flow information
Capital expenditures not yet paid	$340	$411
Issuance of liability classified warrants	-	988

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fast Radius, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Operations and Basis of Presentation

Fast Radius, Inc. (“Fast Radius” or the “Company”), f/k/a ECP Environmental Growth Opportunities Corp. (“ENNV”), was formed as a Delaware corporation on October 29, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (“Business Combination”). Fast Radius is a cloud manufacturing and digital supply chain company. The Fast Radius solution combines a proprietary software platform with physical infrastructure to enable accelerated product development and digital tools for product engineers.

Fast Radius is headquartered in Chicago, Illinois, with additional operating locations in Atlanta, Georgia; Louisville, Kentucky; and Singapore. Fast Radius’ operations in Louisville, Kentucky are located within the Worldport facility of United Parcel Service, Inc. (“UPS”), enabling parts to be produced and shipped late into the evening for overnight distribution around the world.

Fast Radius is organized as a single operating segment. Substantially all of the assets and operations of Fast Radius are located in the United States (“U.S.”).

Basis of Presentation

On July 18, 2021, the Company entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) by and among the Company, ENNV Merger Sub, Inc., a wholly owned subsidiary of ENNV (“Merger Sub”), and Fast Radius Operations, Inc. (f/k/a Fast Radius, Inc.) (“Legacy Fast Radius”), pursuant to which Merger Sub agreed to merge with and into Legacy Fast Radius, with Legacy Fast Radius surviving such merger as a wholly owned subsidiary of the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). At the closing of the Merger (the “Closing”), the Company was renamed “Fast Radius, Inc.” The Business Combination was completed on February 4, 2022 (“the Closing Date”).

The Merger was accounted for as a reverse recapitalization (the “Reverse Recapitalization”) in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Under this method of accounting, ENNV is treated as the “acquired” company and Legacy Fast Radius is treated as the acquirer for financial reporting purposes. The Reverse Recapitalization was treated as the equivalent of Legacy Fast Radius issuing stock for the net assets of ENNV, accompanied by a recapitalization. The net assets of ENNV are stated at historical cost, with no goodwill or other intangible assets recorded.

Legacy Fast Radius was determined to be the accounting acquirer based on the following predominant factors:

•
Legacy Fast Radius stockholders have the largest portion of voting rights in the Company;
•
Legacy Fast Radius stockholders have the ability to elect the majority of the directors to the Company’s board of directors (the "Board");
•
Legacy Fast Radius’ management comprise the management of the Company;
•
Legacy Fast Radius’ operations comprise the ongoing operations of the Company;
•
Legacy Fast Radius is the larger entity based on historical revenues and business operations; and
•
The Company assumed Legacy Fast Radius’ name.

The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Legacy Fast Radius. The shares and corresponding capital amounts and losses per share, prior to the Business Combination, have been retroactively restated based on shares reflecting the exchange ratio established in the Business Combination. Activity within the Condensed Consolidated Statements of Stockholders’ Equity for the issuance and repurchases of Legacy Fast Radius redeemable convertible preferred stock were also retroactively converted to Legacy Fast Radius common stock.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial reporting and Securities and Exchange Commission (the "SEC") regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year ended December 31, 2022. A description of the Company’s significant accounting policies is included in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2021 included as Exhibit 99.1 to the Company’s Form 8-K/A filed with the SEC on March 30, 2022. These unaudited condensed consolidated financial statements should be read in conjunction with the Legacy Fast Radius December 31, 2021 audited consolidated financial statements and the accompanying notes.

The unaudited condensed consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Voluntary Filing Under Chapter 11

On November 7, 2022, the Company, together with its subsidiaries (the “Debtors”), filed voluntary petitions (collectively, the “Bankruptcy Petitions”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The filing was made in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Chapter 11 proceedings are being jointly administered under the caption In re Fast Radius, Inc., et al., Case No. 22-11051 (the “Chapter 11 Cases”).

The Debtors will continue their operations in the ordinary course of business as debtors-in-possession and pursue a structured sale of their assets pursuant to a competitive bidding and auction process. On November 9, 2022, the Bankruptcy Court entered orders approving a variety of “first day” relief for the Debtors, including authority to: (a) continue using their existing cash management system, (b) pay prepetition wages, compensation and employee benefits, (c) use cash collateral, (d) maintain existing insurance policies and pay related obligations, (e) pay certain prepetition taxes, (f) provide adequate assurance of payment to their utility providers, and (g) pay certain prepetition claims of certain vendors.

Subject to certain exceptions, under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or filing of other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the date of the Bankruptcy Petitions. Accordingly, although the filing of the Bankruptcy Petitions triggered defaults on the Debtors’ debt obligations, creditors are stayed from taking any actions against the Debtors as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under the Bankruptcy Code.

The filing of the Bankruptcy Petitions constituted an event of default that accelerated certain of the Company’s debt obligations. However, under the Bankruptcy Code, the creditors under these debt agreements are stayed from taking any action against the Company as a result of the default.

Going Concern Consideration

Based on the Company’s evaluation of the circumstances described above, substantial doubt exists about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the Chapter 11 Cases, the realization of assets and the satisfaction of liabilities are subject to uncertainty. The Company’s liquidity requirements, and the availability to it of adequate capital resources are difficult to predict at this time. Notwithstanding the protections available to the Company under the Bankruptcy Code, if its future sources of liquidity are insufficient, the Company would face substantial liquidity constraints and will likely be required to significantly reduce, delay or eliminate capital expenditures, implement further cost reductions, seek other financing alternatives or cease operations as a going concern and liquidate. While operating as debtors-in-possession during the Chapter 11 Cases, the Company may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in these condensed consolidated financial statements. Further, a Plan could materially change the amounts and classifications of assets and liabilities reported in these condensed consolidated financial statements. If confirmation by the Bankruptcy Court of a Chapter 11 plan does not occur, or if the Bankruptcy Court otherwise finds that it would be in the best interest of holders of claims and interests or upon the showing of cause, the Bankruptcy Court may convert the Company's Chapter 11 Cases to cases under Chapter 7 of the Bankruptcy Code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate the Company's assets for distribution in accordance with the priorities established by the Bankruptcy Code. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of the new strain of the coronavirus (“COVID-19”) to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal, state and foreign governments have implemented measures in an effort to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, supply chain logistical changes, and closure of non-essential businesses. To protect the health and well-being of its employees, suppliers, and customers, the Company previously made substantial modifications to employee travel policies, implemented office closures as employees were advised to work from home, and cancelled or shifted its conferences and other events to virtual-only. The COVID-19 pandemic has impacted and may continue to impact the Company’s business operations, including its employees, customers, partners, and communities, and there is substantial uncertainty in the nature and degree of the pandemic’s continued effects over time. In particular, the COVID-19 virus continues to surge in various parts of the world, including China, and such surges have impacts on the Company’s suppliers and may cause supply chain issues, parts shortages and delayed shipping times. COVID-19 and other similar outbreaks, epidemics or pandemics could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects as a result of any of the risks described above and other risks that the Company is not able to predict.

Note 2. Summary of Significant Accounting Policies

Use of Estimates in Condensed Consolidated Financial Statements

The preparation of the consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, related disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the periods presented. The Company’s most significant estimates and judgements involve valuation of the Company’s debt and equity securities (prior to the Business Combination), including assumptions made in the fair value of warrants, derivatives, and stock-based compensation; the useful lives of fixed assets; and allowances for doubtful accounts. Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience or other assumptions prove not to be substantially accurate, even if such assumptions are reasonable when made.

Other than the below, there have been no material changes to the Company's significant accounting policies from its audited consolidated financial statements included as Exhibit 99.1 to the Company’s Form 8-K/A filed with the SEC on March 30, 2022.

Redeemable Convertible Preferred Stock

Prior to the Business Combination, Legacy Fast Radius' Series Seed, Seed-1, A-1, A-2, A-3, and B Convertible Preferred Stock (collectively the “Preferred Stock”) were classified in temporary equity as they contained terms that could force Legacy Fast Radius to redeem the shares for cash or other assets upon the occurrence of an event not solely within Legacy Fast Radius' control. Legacy Fast Radius adjusted the carrying values of the Preferred Stock each reporting period to the redemption value inclusive of any declared and unpaid dividends.

All Preferred Stock previously classified as temporary equity was retroactively adjusted and reclassified to permanent equity as a result of the Business Combination. As a result of the Business Combination, each share of Preferred Stock that was then issued and outstanding was automatically converted into Legacy Fast Radius common stock, such that each converted share of Preferred Stock was no longer outstanding and ceased to exist. Each share of Legacy Fast Radius common stock, including the Legacy Fast Radius common stock issued upon conversion of Legacy Fast Radius Preferred Stock, was converted into and exchanged for 2.056 (the “Exchange Ratio”) shares of the Company’s common stock. The Exchange Ratio was established pursuant to the terms of the Merger Agreement.

Warrants

At September 30, 2022, there were 15,516,639 warrants to purchase shares of common stock of the Company ("Common Stock"), consisting of 8,624,972 public warrants (the “Public Warrants”) and 6,891,667 private warrants held by the ENNV initial stockholders (the “Private Placement Warrants” and collectively with the Public Warrants, the “Warrants”). Each Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share. The Warrants expire on February 4, 2027, or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants underlying the units sold in the Company's initial public offering, except that the Private Placement Warrants and the shares of Common Stock issuable upon exercise of the Private Placement Warrants were not transferable, assignable, or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable and can be exercised on a cashless basis so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial stockholders of ENNV or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may redeem the Public Warrants when the price per share of Common Stock equals or exceeds $18.00:

• In whole and not in part;

• At a price of $0.01 per Warrant;

• Upon not less than 30 days’ prior written notice of redemption;

• If, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

• if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying the warrants.

The Company may redeem the Public Warrants when the price per share of Common Stock equals or exceeds $10.00:

• In whole and not in part;

• Upon not less than 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Common Stock to be determined by reference to an agreed table based on the redemption date and the “fair market value” of shares of Common Stock;

• If, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) on the trading day prior to the date on which of redemption is sent to the warrant holders; and

• if, and only if, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The Company accounts for the Public Warrants and Private Placement Warrants in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the Warrants do not meet the criteria for equity treatment thereunder, each Warrant must be recorded as a liability.

Significant Customers and Concentration of Credit Risks

The Company is subject to credit risk primarily through its accounts receivable. Credit is generally extended to customers based on a credit review. The credit review considers each customer’s financial condition, including the customer’s established credit rating or the Company’s assessment of the customer’s creditworthiness based on their financial statements absent a credit rating, local industry practices, and business strategy. A credit limit and terms are established for each customer based on the outcome of this review. The Company performs on-going credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management’s expectations. The Company generally does not require collateral. The Company regularly evaluates the credit risk of its customers.

Significant customers are those that represent more than 10% of the Company’s total revenue or accounts receivable. For the three and nine months ended September 30, 2022 and 2021, no single customer accounted for more than 10% of the Company's revenue. As of September 30, 2022 and December 31, 2021, no single customer accounted for more than 10% of the Company's accounts receivable.

Note 3. Business Combination

As discussed in Note 1, on February 4, 2022, the Company completed the Business Combination with Legacy Fast Radius through the Merger, with Legacy Fast Radius surviving the Merger as a wholly-owned subsidiary of the Company. Upon the consummation of the Business Combination, each share of Legacy Fast Radius common stock issued and outstanding was canceled and converted into the right to receive 2.056 shares of Common Stock.

Upon the closing of the Business Combination, the Company’s certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 351,000,000 shares, of which 350,000,000 shares were designated Common Stock, $0.0001 par value per share, and 1,000,000 shares designated preferred stock, $0.0001 par value per share.

Each option to purchase Legacy Fast Radius common stock that was outstanding immediately prior to the Business Combination, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy Fast Radius common stock subject to such Legacy Fast Radius option and (ii) approximately 2.3, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy Fast Radius option, divided by (B) approximately 2.3.

Each unvested restricted stock unit awarded by Legacy Fast Radius that was outstanding immediately prior to the Business Combination was converted into an award of restricted stock units to acquire a number shares of Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Legacy Fast Radius common stock subject to the Legacy Fast Radius restricted stock unit award and (2) approximately 2.3.

The aggregate merger consideration also included an amount equal to 10,000,000 shares of common stock (the “Merger Earn Out Shares”) which are subject to the satisfaction of certain price targets set forth in the Merger Agreement during the earn out period, which price targets are based upon (i) the daily volume-weighted average sale price of shares of Common Stock quoted on NASDAQ, or the exchange on which the shares of Common Stock are then traded, for any 20 trading days within any 30 consecutive trading day period within the earn out period or (ii) the per share consideration received in connection with the occurrence of certain change of control events of the Company specified in the Merger Agreement (any such event, an “Acquiror Sale”). The Merger Earn Out Shares will be issuable in two equal tranches of 5,000,000 shares of Common Stock at the time that the Common Stock reaches a value, as calculated above, of $15.00 and $20.00, respectively.

Furthermore, the Merger Agreement provides that 10% of the shares of Common Stock held by ENNV Holdings, LLC (the "Sponsor" and such shares, the “Sponsor Earn Out Shares”) are subject to vesting upon the satisfaction of certain price targets set forth in the Sponsor Support Agreement during the earn out period, which price targets will be based upon (i) the daily volume-weighted average sale price of shares of Common Stock quoted on NASDAQ, or the exchange on which the shares of Common Stock are then traded, for any 20 trading days within any 30 consecutive trading day period within the earn out period or (ii) the per share consideration received in connection with an Acquiror Sale. The Sponsor Earn Out Shares will vest in two equal tranches of 407,000 shares of Common Stock at the time that the Common Stock reaches a value, as calculated above, of $15.00 and $20.00, respectively.

If, during the earn out period, there is an Acquiror Sale that will result in the holders of Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Common Stock, as determined in good faith by the Board) equal to or in excess of the applicable stock price level set forth above, then immediately prior to the consummation of such Acquiror Sale, the Legacy Fast Radius equity holders entitled to Merger Earn Out Shares and the Sponsor Earnout Shares shall be eligible to participate in such Acquiror Sale. If, during the earn out period, there is an Acquiror Sale that will result in the holders of Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such common stock, as determined in good faith by the Board) that is less than the applicable stock price level set forth above, then no Merger Earn Out Shares shall be issuable and no Sponsor Earn Out Shares shall become vested in connection with or following completion of such Acquiror Sale. In the event of an Acquiror Sale, including where the consideration payable is other than a specified price per share, for purposes of determining whether the applicable stock price levels set forth above have been achieved, the price paid per share of Common Stock will be calculated on a basis that takes into account the number of Sponsor Earn Out Shares that will vest and the number of Merger Earn Out Shares that will vest (i.e., the ultimate price per share payable to all holders of Common Stock will be the same price per share used to calculate the number of Sponsor Earn Out Shares and Merger Earn Out Shares that vest). The Sponsor will have all of the rights of a holder of Common Stock with respect to the unvested Sponsor Earn Out Shares, except that the Sponsor will not be entitled to consideration in connection with any sale or other transaction and the Sponsor Earn Out Shares cannot be sold, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of prior to vesting.

As the Merger Earn Out Shares and Sponsor Earn Out Shares are not puttable by the holders thereof, the underlying shares are not redeemable outside of the Company’s control, and the Merger Earn Out Shares and Sponsor Earn Out Shares are settled through the issuance (in the case of the Merger Earn Out Shares) or through the vesting (in the case of the Sponsor Earn Out Shares) a fixed number of shares, the Merger Earn Out Shares and Sponsor Earn Out Shares are not a liability within the scope of ASC 480, Distinguishing Liabilities from Equity. Further, although the Merger Earn Out Shares and Sponsor Earn Out Shares meet the definition of a derivative, they qualify for the equity-scope exception to derivative accounting because they meet the criteria for equity indexation and equity classification under ASC 815-40, Contracts in Entity’s Own Equity. Note that if an Acquiror Sale occurs as a result of a cash offer, the calculation of the share price used to determine if the applicable stock price level set forth above has been achieved would include the Merger Earn Out Shares and Sponsor Earn Out Shares. Lastly, the Merger Earn Out Shares and Sponsor Earn Out Shares are indexed to the Company’s own stock, as there are no other events that would accelerate the vesting of such shares other than the share price being in excess of the applicable stock price levels set forth above or an Acquiror Sale.

The Merger Earn Out Shares are reflected in the condensed consolidated financial statements similar to a dividend since this arrangement was entered into with all the common shareholders of Legacy Fast Radius, which is considered the acquirer for accounting purposes.

In connection with the execution of the Merger Agreement, the Company entered into separate subscription agreements (the “Subscription Agreements”) with certain investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and the Company agreed to sell to the Subscribers, an aggregate of 7,500,000 shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $75 million in the PIPE investment. The PIPE investment closed concurrently with the closing of the Business Combination.

Upon the closing of the Business Combination, ENNV had outstanding 8,624,972 Public Warrants and 6,891,667 Private Warrants . The Public Warrants were listed on the Nasdaq Capital Market under the symbol “ENNVW.” Upon the closing of the Business Combination, they became listed on the Nasdaq Global Select Market under the symbol “FSRDW.” The Warrants remain subject to the same terms and conditions as prior to the Business Combination.

Also immediately prior to the closing of the Business Combination, the Legacy Fast Radius convertible notes (the “Convertible Notes”) and Legacy Fast Radius warrants (the "Legacy Fast Radius Warrants") were converted into common shares of Legacy Fast Radius in accordance with their contractual terms. Upon completion of the Business Combination, the outstanding principal and unpaid accrued interest due on the Legacy Fast Radius Convertible Notes were converted into an aggregate of 2.0 million shares of Common Stock, and the converted notes were no longer outstanding, and ceased to exist. Upon completion of the Business Combination, the Legacy Fast Radius Warrants were converted into 2.2 million shares of Common Stock.

Upon consummation of the Business Combination and the closing of the PIPE, the most significant change in Legacy Fast Radius’ financial position and results of operations was a total net increase in cash and cash equivalents of approximately $73 million, which reflected the gross proceeds received less repayments of certain indebtedness, transaction costs and other related fees and expenses such as directors & officers' insurance and certain assumed liabilities from ENNV.

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, ENNV was treated as the “acquired” company for financial reporting purposes. See Note 1 for further details. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Fast Radius issuing stock for the net assets of ENNV, accompanied by a recapitalization. The net assets of ENNV are stated at historical cost, with no goodwill or other intangible assets recorded.

The following table reconciles the elements of the Business Combination to the unaudited condensed consolidated statements of stockholders’ equity (deficit) and cash flows for the nine months ended September 30, 2022:

(in thousands)
Cash - ENNV trust and cash, net of redemptions	$30,844
Cash - PIPE financing	75,000
Non-cash Convertible Note conversion	17,655
Non-cash Legacy Fast Radius warrant conversion	1,020
Liabilities paid on behalf of or assumed from ENNV	(10,361)
Fair value of assumed common stock warrants	(5,847)
Transaction costs recorded in equity	(11,606)
Net impact on total stockholders’ equity	96,705
Transaction costs not yet paid or paid in the prior year	6,450
Non-cash Convertible Note conversion	(17,655)
Non-cash Legacy Fast Radius warrant conversion	(1,020)
Liabilities paid on behalf of ENNV and classified as operating cash flows or assumed from ENNV and not yet paid	5,808
Non-cash fair value of assumed common stock warrants	5,847
Net impact on net cash provided by financing activities	$96,135

Note 4. Supplemental Financial Information

Allowance for Doubtful Accounts

The following table summarizes activity in the allowance for doubtful accounts for the three and nine months ended September 30, 2022 and 2021:

(in thousands)	Three months ended September 30,		Nine Months ended September 30,
	2022	2021	2022	2021
Balance at beginning of period	$(1,499)	$(696)	$(930)	$(405)
Uncollectible accounts (charged) credited to expense	(138)	46	(707)	(242)
Uncollectible accounts written off (recovered)	—	39	—	36
Balance at end of period	$(1,637)	$(611)	$(1,637)	$(611)

Inventories

(in thousands)	September 30, 2022	December 31, 2021
Raw materials	$388	$433
Work-in-process	55	16
Finished Goods	—	—
Total Inventories	$443	$449

Property and Equipment, Net

(in thousands)	September 30, 2022	December 31, 2021
Advanced manufacturing machinery & quality equipment	$4,644	$5,705
Software	6,227	2,912
Computer & office hardware	1,226	1,149
Furniture and fixtures	252	39
Leasehold improvements	3,377	3,048
Construction in-progress	493	-
Total property, plant and equipment	16,219	12,853
Accumulated depreciation and amortization	(5,100)	(3,325)
Property, plant and equipment (net)	$11,119	$9,528

Accrued and Other Liabilities

Accrued and other liabilities as of September 30, 2022 and December 31, 2021 included costs associated with the Business Combination of approximately $10.5 million and $6.3 million, respectively.

Note 5. Debt

The following is a summary of short- and long-term debt:

(in thousands)	September 30, 2022	December 31, 2021
2020 MFS Loan	$260	$314
Manufacturers Capital Promissory Notes	249	968
Related Party - Energize Convertible Debt	-	7,600
2020 SVB Loan	7,725	10,225
2021 SVB Loan	18,518	20,800
Related Party - Drive Capital Convertible Debt	-	3,000
Related Party - ECP Holdings Convertible Debt	-	7,000
Total Outstanding Principal	26,752	49,907
Less: Discounts and deferred financing fees	-	(7,403)
Total Outstanding Debt	26,752	42,504
Fair Value of Derivatives	-	4,395
Total Debt and Derivative Liabilities	$26,752	$46,899

SVB Loans

On February 4, 2022, the 2021 Silicon Valley Bank (“SVB”) Loan was amended to extend the maturity date from the Closing Date to April 3, 2023 and required payment of $2.0 million of the $20.0 million outstanding principal balance upon consummation of the Business Combination. This amendment also added the original $0.8 million fee due at the Closing Date to the amended loan’s outstanding principal balance, deferring its repayment until maturity. In exchange for the extension of the loan, Fast Radius will pay an additional fee of $2.1 million due at maturity. The Company made six interest-only monthly payments beginning March 1, 2022 and paid $2.4 million in monthly principal plus interest on September 1, 2022 and October 1, 2022. The interest rate on the term loan is the prime rate + 6.0%. The filing of the Bankruptcy Petitions constituted an event of default that accelerated the obligations of the Company in respect of the SVB Loans. As a result, the principal, accrued interest thereunder and all other fees and expenses required to be paid pursuant to the terms of the SVB Loans thereof became immediately due and payable. However, under the Bankruptcy code, SVB is stayed from taking any action against the Company as a result of the default. In addition, the Company immediately expensed approximately $1.1 million of unamortized issuance costs in the third quarter of 2022.

2020 MFS Loan and Manufacturers Capital Promissory Notes

In 2021, Legacy Fast Radius entered into various note agreements with Manufacturers Capital to finance the purchase of machinery and equipment. In the third quarter of 2022, the Company sold certain equipment that was financed with the notes and used a portion of the proceeds to repay the remaining amounts due related to each individual item that was sold. The filing of the Bankruptcy Petitions constituted an event of default that accelerated the obligations of the Company in respect of the 2020 MFS Loan and Manufacturers Capital Promissory Notes. As a result, the principal and accrued interest thereunder required to be paid pursuant to the terms of the agreements became immediately due and payable. However, under the Bankruptcy Code, Manufacturers Capital is stayed from taking any action against the Company as a result of the default.

Related Party Convertible Notes – Energize Ventures Fund

On March 12, 2021, Legacy Fast Radius entered into a note purchase agreement with Energize Ventures Fund LP, Energize Growth Fund I LP, EV FR SPV and Ironspring Venture Fund I-FR, LP, all of which were existing stockholders or affiliates of existing shareholders of Legacy Fast Radius, for convertible promissory notes (collectively the “Related Party Convertible Notes I”). Legacy Fast Radius received the principal of $7.6 million on April 13, 2021 at closing. The Related Party Convertible Notes had a stated interest rate of 6%, with all accrued interest and principal due at maturity, which was scheduled to be April 13, 2023. Further, warrants to purchase a maximum of 140,000 shares with an exercise price of $0.01 were issued in conjunction with the closing of the Related Party Convertible Notes I. The warrants were determined to be equity classified and were recorded as a discount to the Related Party Convertible Notes I. The Related Party Convertible Notes I contained a share settlement redemption feature that qualified as a derivative liability and required bifurcation. The derivative had a fair value of $2.5 million as of December 31, 2021 and was recorded in Related party convertible notes and derivative liability on the condensed consolidated balance sheet. For the nine months ended September 30, 2022, the Company recognized a mark to market gain associated with the derivative of $47 thousand.

The following provides a summary of the interest expense of the Company’s Related Party Convertible Notes I and Related Party Derivative Liability with Energize Ventures:

(in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Contractual interest expense	$-	$115	$44	$212
Amortization of deferred financing costs and convertible debt discount	-	380	184	663
Total Interest Expense	$-	$495	$228	$875
Effective interest rate	0.0%	58.3%	58.3%	58.3%

The following provides a summary of the convertible notes and derivatives:

As of
(in thousands)	December 31, 2021
Unamortized deferred issuance costs, derivative, and warrants	$3,534
Net carrying amount of convertible note	4,066
Principal value of convertible note	$7,600
Fair value of convertible note and derivative liability	$9,936
Fair value of convertible note excluding derivative liability	$7,446
Fair value Level	Level 3

For further information on fair value measurements, refer to Note 12.

Related Party Convertible Notes – Drive Capital Fund

On August 23, 2021, Legacy Fast Radius entered into a Note Purchase Agreement with Drive Capital Fund II LP and Drive Capital Ignition Fund II LP (existing stockholders of Legacy Fast Radius) for convertible promissory notes (collectively the “Related Party Convertible Notes II”). Legacy Fast Radius received funding of $3.0 million on August 24, 2021 at closing. The Notes had a stated interest rate of 6%, with all accrued interest and principal due at maturity, which was scheduled to be August 23, 2023. These Related Party Convertible Notes II contained a share settlement redemption feature that qualified as a derivative liability and required bifurcation. The derivative had a fair value of $0.6 million as of December 31, 2021 and was recorded in Related party convertible notes and derivative liability on the consolidated balance sheet. For the nine months ended September 30, 2022, the Company recognized a mark to market loss associated with the derivative of $5 thousand.

The following provides a summary of interest expense on the Company’s Related Party Convertible Notes II and Related Party Derivative Liability with Drive Capital:

(in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Contractual interest expense	$-	$18	$17	$18
Amortization of deferred financing costs and convertible debt discount	-	24	24	24
Total Interest Expense	$-	$42	$41	$42
Effective interest rate	0.0%	17.1%	17.1%	17.1%

The following provides a summary of the convertible notes and derivatives:

As of
(in thousands)	December 31, 2021

Unamortized deferred issuance costs, derivative, and warrants	$474
Net carrying amount of convertible note	2,526
Principal value of convertible note	$3,000
Fair value of convertible note and derivative liability	$3,390
Fair value of convertible note excluding derivative liability	$2,830
Fair value Level	Level 3

Related Party Convertible Notes – Energy Capital Partners Holdings

On October 26, 2021, Legacy Fast Radius entered into a Note Purchase Agreement with Energy Capital Partners Holdings, LP for convertible promissory notes (collectively the “Related Party Convertible Notes III”). Legacy Fast Radius received funding of $7.0 million on October 26, 2021 at closing. The Notes had a stated interest rate of 6%, with all accrued interest and principal due at maturity, which was scheduled to be October 26, 2023. These Related Party Convertible Notes III contained a share settlement redemption feature that qualified as a derivative liability and required bifurcation. The derivative had a value of $1.3 million as of December 31, 2021 and was recorded in Related party convertible notes and derivative liability on the consolidated balance sheet. For the nine months ended September 30, 2022, the Company recognized a mark to market loss associated with the derivative of $12 thousand.

The following provides a summary of the interest expense of the Company’s Related Party Convertible Notes III and Related Party Derivative Liability with Energy Capital Partners Holdings:

(in thousands)	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
Contractual interest expense	$-	$40
Amortization of deferred financing costs and convertible debt discount	-	52
Total Interest Expense	$-	$92
Effective interest rate	0.0%	16.3%

The following provides a summary of the convertible notes and derivatives:

As of
(in thousands)	December 31, 2021
Unamortized deferred issuance costs, derivative, and warrants	$1,130
Net carrying amount of convertible note	5,870
Principal value of convertible note	$7,000
Fair value of convertible note and derivative liability	$7,829
Fair value of convertible note excluding derivative liability	$6,484
Fair value Level	Level 3

Immediately prior to the completion of the Business Combination, the Related Party Convertible Notes I, II and III, along with unpaid and accrued interest, were converted into 990 thousand shares of common stock of Legacy Fast Radius (2.0 million shares of Common Stock post Business Combination).

Note 6. Commitments and Contingencies

The Company accounts for loss contingencies in accordance with ASC 450-20, Loss Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Commitments

In May 2021, Legacy Fast Radius entered into a master subscription agreement with Palantir Technologies Inc. (“Palantir”) in which Legacy Fast Radius would commit to utilize software and services from Palantir over the next six years for a total of $45.0 million. The software and services are related to the Company’s future plan to provide automated intelligence solutions as a service following commercialization of the Company’s Cloud Manufacturing Platform. Upon close of the Merger in February 2022, the Company made a payment to Palantir of $9.4 million and the remaining non-cancellable future minimum payments due on this firm purchase agreement are $10.1 million.

Contingencies

In October 2021, based on an internal review, Legacy Fast Radius became aware of certain additional duties likely owed to the United States Customs and Border Protection (“CBP”). Legacy Fast Radius initiated a voluntary disclosure to CBP in late 2021 of certain possible errors in the declaration of imported products relating to value, classification, and other matters. As part of the disclosure, the Company conducted a comprehensive review of its import practices and in March 2022 made a further submission to CBP providing details regarding the possible errors. The Company’s comprehensive review of import practices and communication with CBP is ongoing. As a result, related to additional duties primarily from 2021, Legacy Fast Radius recognized a $1.0 million charge within Cost of revenues in the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2021. The information submitted by the Company will be reviewed by CBP and the Company may be liable to CBP for additional unpaid duties and interest. The resolution of this prior disclosure could be material to the Company’s cash flows in a future period and to its results of operations for any period.

Note 7. Equity

The condensed consolidated statements of changes in stockholders’ equity (deficit) reflects the Business Combination as defined in Note 1 as of February 4, 2022. As Legacy Fast Radius was deemed the accounting acquirer in the Business Combination with ENNV, all periods prior to the consummation date reflect the balances and activity of Legacy Fast Radius. The balances as of January 1, 2022 and 2021 are from the consolidated financial statements of Legacy Fast Radius as of that date, share activity (convertible preferred stock, common stock, treasury stock, additional paid in capital and accumulated deficit) and per share amounts were retroactively adjusted, where applicable, using the recapitalization conversion ratio of 2.056.

Common Stock

Upon closing of the Business Combination, pursuant to the terms of the Company's Second Amended and Restated Certificate of Incorporation, the Company authorized 350,000,000 shares of Common Stock with a par value $0.0001. The holders of Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval and are entitled to receive dividends, as and if declared by the Board out of legally available funds.

The Company had 75.9 million issued and outstanding shares of Common Stock as of September 30, 2022. Not reflected in the shares issued and outstanding as of September 30, 2022 is approximately 1.7 million shares related to RSUs that vested in 2022 but have not yet been settled and issued. Additionally, the Company will be required to issue the Merger Earn Out Shares in two equal tranches of 5,000,000 shares of Common Stock if the Company's Common Stock reaches values of $15.00 and $20.00, respectively, as discussed in Note 3.

Preferred Stock

Upon closing of the Business Combination, pursuant to the terms of the Company's Second Amended and Restated Certificate of Incorporation, the Company authorized 1,000,000 shares of Preferred Stock with a par value $0.0001.

There was no Preferred Stock outstanding as of September 30, 2022.

Legacy Fast Radius Warrants

Immediately prior to the completion of the Business Combination, all outstanding Legacy Fast Radius Warrants were exercised into an aggregate of 1.1 million shares of Legacy Fast Radius common stock (2.2 million shares of Common Stock post Business Combination).

Legacy Fast Radius Convertible Preferred Stock

Immediately prior to the completion of the Business Combination, all outstanding shares of Legacy Fast Radius preferred stock converted into an aggregate of 16.0 million shares of Legacy Fast Radius common stock (32.9 million shares of Common Stock post Business Combination).

Legacy Fast Radius Treasury Stock

Immediately prior to the completion of the Business Combination, all treasury shares of Legacy Fast Radius were retired.

Warrants

Prior to the Business Combination, there were 15,516,667 warrants to purchase Common Stock outstanding, consisting of 8,625,000 Public Warrants and 6,891,667 Private Placement Warrants held by the ENNV initial stockholders. Following the Business Combination, there were 15,516,639 warrants to purchase Common Stock outstanding, consisting of 8,624,972 Public Warrants and 6,891,667 Private Placement Warrants held by the ENNV initial stockholders, with the reduction in Public Warrants resulting from rounding for fractional interests. Each warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share. The warrants expire on February 4, 2027, or earlier upon redemption or liquidation. Refer to Note 2 for additional information.

Equity Purchase Agreement

On May 11, 2022, the Company entered into a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“Lincoln Park”), pursuant to which Lincoln Park has committed to purchase up to $30.0 million worth of Common Stock. Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with Lincoln Park, pursuant to which it agreed to register the offer and sale of shares of Common Stock available for issuance under the Purchase Agreement under the Securities Act of 1933, as amended (the “Securities Act”).

Beginning on the Commencement Date (as defined below) and thereafter, the Company has the right, but not the obligation, to deliver to Lincoln Park a purchase notice (a “Regular Purchase Notice”), directing Lincoln Park to purchase up to 100,000 shares of Common Stock (the “Regular Purchase Amount”) provided that the closing sale price of Common Stock on the purchase date is not below a threshold price set forth in the Purchase Agreement (a “Regular Purchase”). The Regular Purchase Amount may be increased to various limits, up to 400,000 shares, if the closing sale price of Common Stock on the applicable purchase date equals or exceeds certain higher threshold prices set forth in the Purchase Agreement, provided that Lincoln Park’s maximum committed purchase obligation under any single Regular Purchase may not exceed $2.0 million. The above-referenced share amount limitations and closing sale price thresholds are subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction as provided in the Purchase Agreement. The purchase price per share for each Regular Purchase will be the lower of: (i) the lowest sale price of Common Stock during the purchase date, or (ii) the average of the three lowest closing sale prices of Common Stock in the ten business days prior to the purchase date. There are no upper limits on the price per share that Lincoln Park must pay for shares of Common Stock under the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

If the Company directs Lincoln Park to purchase the maximum number of shares of Common Stock that the Company may sell in a Regular Purchase, then in addition to such Regular Purchase, and subject to certain conditions and limitations in the Purchase Agreement, the Company may direct Lincoln Park to purchase additional shares of Common Stock in accelerated purchases (each, an “Accelerated Purchase”) up to the lower of: (i) three times the number of shares of Common Stock purchased pursuant to the corresponding Regular Purchase or (ii) 30% of the trading volume on the date of each such accelerated purchase or such shorter period as provided under the Purchase Agreement. The purchase price for the additional shares is 97% of the lesser of:

•
the closing sale price for the Common Stock on the date of sale; or
•
the accelerated purchase date's volume weighted average price of the Common Stock on the date of sale.

The aggregate number of shares of Common Stock that the Company can sell to Lincoln Park under the Purchase Agreement may in no case exceed 14,643,920 shares (subject to adjustment as described above) of Common Stock (which is equal to approximately 19.99% of the shares of Common Stock outstanding immediately prior to the execution of the Purchase Agreement) (the “Exchange Cap”), unless (i) Company stockholder approval is obtained to issue Purchase Shares above the Exchange Cap, in which case the Exchange Cap will no longer apply, or (ii) the average price of all applicable sales of Common Stock to Lincoln Park under the Purchase Agreement equals or exceeds $0.62 per share of Common Stock (which represents the lower of (A) the Nasdaq official closing price of the Common Stock on the trading day immediately preceding the date of the Purchase Agreement or (B) the average Nasdaq official closing price of the Common Stock for the five consecutive trading days ending on the trading day immediately preceding the date of the Purchase Agreement, adjusted such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules).

In all cases, the Purchase Agreement also prohibits the Company from directing Lincoln Park to purchase any shares of Common Stock if those shares, when aggregated with all other shares of Common Stock then beneficially owned by Lincoln Park (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in Lincoln Park beneficially owning more than 9.99%.

As consideration for Lincoln Park's commitment to purchase shares of Common Stock under the Purchase Agreement, the Company issued 728,385 shares of Common Stock to Lincoln Park as a commitment fee. The $452 thousand fair value of the commitment fee shares was recorded to General and administrative expense upon execution of the agreement in the second quarter of 2022. Upon the date of the first Regular Purchase, the Company will be required to issue 182,096 shares as an additional commitment fee. The Company has not sold any Common Stock to Lincoln Park under the Purchase Agreement as of September 30, 2022.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions. Sales under the Purchase Agreement may commence only after certain conditions have been satisfied (the date on which all requisite conditions have been satisfied, the “Commencement Date”), which conditions include the effectiveness of a registration statement covering the resale of the shares of Common Stock issued or sold by the Company to Lincoln Park under the Purchase Agreement, the filing with The Nasdaq Stock Market of a Listing of Additional Shares notification with respect to the shares of Common Stock issued or sold by the Company to Lincoln Park under the Purchase Agreement and Nasdaq having raised no objection to the consummation of transactions contemplated under the Purchase Agreement, and the receipt by Lincoln Park of a customary opinion of counsel and other certificates and closing documents.

The Purchase Agreement may be terminated by the Company at any time for any reason or for no reason, without any cost or penalty, by giving one business day notice to Lincoln Park. Lincoln Park has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Common Stock. Although the Company has agreed to reimburse Lincoln Park for a limited portion of the fees it incurred in connection with the Purchase Agreement, the Company has not and will not pay any additional amounts to reimburse or otherwise compensate Lincoln Park in connection with the transaction, other than the issuance of the shares of Common Stock being issued as a commitment fee.

There are no limitations on use of proceeds, financial or business covenants, restrictions on future financings (other than restrictions on the Company’s ability to enter into variable rate transactions described in the Purchase Agreement), rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Company may deliver Purchase Notices under the Purchase Agreement, subject to market conditions, and in light of its capital needs from time to time and under the limitations contained in the Purchase Agreement. Any proceeds that the Company receives under the Purchase Agreement are expected to be used to advance its growth strategy and for general corporate purposes.

Note 8. Revenues

The Company charges certain customers shipping and handling fees. These fees are recorded within revenue when incurred after transfer of control of the products to customers. Revenues related to shipping and handling fees were $672 thousand and $1.5 million for the three and nine months ended September 30, 2022 and $127 thousand and $347 thousand for the three and nine months ended September 30, 2021, respectively. When shipping and handling services are performed before transfer of control to customers, they are accounted for as a fulfillment cost and are included in cost of revenues when incurred.

The Company will contract with third parties to produce certain components of a customer order. Costs paid in advance of production are recorded in current assets as prepaid production costs until control of the product is transferred to the customer. Under such outsourced manufacturing arrangements, the Company is the primary obligor to its customer.

Contract assets are recorded when the Company has a right to consideration in exchange for goods or services that it has transferred to a customer but for which payment is conditional on more than just the passage of time. Contract liabilities consist of fees paid by the Company’s customers for which the associated performance obligations have not been satisfied and revenue has not been recognized based on the Company’s revenue recognition criteria. The Company did not have any contract assets or liabilities as of September 30, 2022 or December 31, 2021, respectively. During the three and nine months ended September 30, 2021, the amount of revenue recognized that was included in deferred revenue as of December 31, 2020 was not significant.

Disaggregation of Revenues

The Company’s primary sources of revenue are from one revenue stream, product sales of manufactured parts. The Company is also presenting a disaggregation of revenue by geographical region (based on the external customer’s location) for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Revenues
Americas	$6,183	$4,663	$19,008	$12,833
Europe	694	152	1,247	290
Asia Pacific	195	101	354	456
Total	$7,072	$4,916	$20,609	$13,579

Note 9. Stock-Based Compensation

Equity Incentive Plan

On February 2, 2022, the Company’ stockholders approved the Fast Radius, Inc. 2022 Equity Incentive Plan (the “Equity Incentive Plan”), which became effective immediately upon the Closing, replacing the Legacy Fast Radius 2017 Equity Incentive Plan, as amended (the "2017 Equity Incentive Plan"). Each outstanding vested or unvested stock award under the 2017 Plan was converted to the 2022 Plan, multiplied by the applicable exchange ratio as described in Note 3, with the same key terms and vesting requirements. All stock option activity prior to the closing of the Business Combination on February 4, 2022 has been retroactively restated to reflect the

Exchange Ratio. Pursuant to the Equity Incentive Plan, the Board may grant stock awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards, to officers, key employees, and directors. The Equity Incentive Plan allows for non-employee director grants, which are accounted for in the same manner as employee awards. There are 11.0 million registered shares of Common Stock reserved for issuance under the Equity Incentive Plan. During the three and nine months ended September 30, 2022, 1.4 million and 11.7 million RSUs were considered granted under the Equity Incentive Plan for accounting purposes.

Standard employee RSUs issued by Legacy Fast Radius prior to the Business Combination contained both service and performance conditions wherein vesting is generally subject to a requisite four year service period, whereby the award vests 25% on the one-year anniversary of the vesting commencement date then ratably over 36 monthly installments, subject to continuous service by the individual and achievement of the performance target, as stipulated in the notice of grant (“Liquidity Event” as defined in the underlying agreements). Founder RSUs include a portion that vested upon the closing of the Business Combination, and a portion that will vest on the first day following the lapse of the Lock-Up Period, the first 180 days from the consummation of the Business Combination, on which the Company Valuation equals or exceeds $1.5 billion. Due to the nature of the performance condition, recognition of compensation cost was deferred until the occurrence of the Liquidity Event. The fair values associated with the RSUs granted after the Closing Date are based on the closing price of the Company's Common Stock on the date of grant. The fair values associated with the RSUs granted in 2022 prior to the Closing Date under the 2017 Equity Incentive Plan were estimated on the date of grant by multiplying the SPAC share market value by the Exchange Ratio and adding the value of the $15 and $20 earn out shares which is evaluated using a Monte-Carlo analysis. The remaining private scenario is evaluated using the Black-Scholes option-pricing model. The key assumptions used in this valuation are as follows.

SPAC probability	95%
Remain private probability	5%
SPAC Market Value	$736 million
Conversion Ratio	2.056
Expected annual dividend yield	0.00%
Expected volatility	84%
Risk-free rate of return	0.71%
Expected option term (years)	1.4 years

Vesting of the RSUs issued under the 2017 Equity Incentive Plan was dependent on a liquidity event, of which the Business Combination qualified under the 2017 Equity Incentive Plan as a liquidity event, which occurred on February 4, 2022. Accordingly, the Company recognized stock-based compensation expense of $18.7 million as of that date to recognize the vested portion of the awards.

CEO Award

Pursuant to the terms of his amended and restated employment agreement, Mr. Rassey, the Company's Chief Executive Officer, was granted a RSU award of 6 million shares under the Equity Incentive Plan for accounting purposes concurrent with the closing of the Business Combination. The award is eligible to vest in installments contingent upon Mr. Rassey’s continued employment as Chief Executive Officer through the date of attainment of ten common stock share price performance goals ("Price Hurdles"), 10% of the total number of shares subject to the award are eligible to vest upon attainment of each separate identified Price Hurdle. Once any portion of the award vests based on achievement of a specific Price Hurdle, no additional portion of the award may vest based on any subsequent attainment of the same Price Hurdle on any later date during the term of the award. The fair value is determined by using the Monte Carlo Simulation valuation model and the assumptions below. The valuation model incorporated the following key assumptions on the date of grant:

Stock price	$7.63
Expected volatility	30.1%
Expected term (years)	10.0
Risk-free rate	1.92%
Discount for lack of marketability	6.9%

The aggregate grant date fair value of the award is $11.6 million. The derived service period under the Monte Carlo Simulation model for the equity-classified award was determined based on the median vesting time for the simulations that achieved the vesting hurdle. Stock-based compensation expense associated with each tranche under the award is recognized over the longer of the (i) derived service period of the tranche and (ii) expected service period, using the accelerated expense recognition method. It is estimated that the stock-based compensation expense for the award will be recognized over 8 years.

Stock-based compensation expense was $2.6 million and $25.5 million for the three and nine months ended September 30, 2022 and was $0.2 million and $0.7 million for the three and nine months ended September 30, 2021, respectively. No income tax benefit was recognized in the condensed consolidated statements of net loss and comprehensive loss and an immaterial amount of compensation was capitalized. Stock-based compensation expense was recorded in the following financial statement lines within the condensed consolidated statements of net loss and comprehensive loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Cost of Revenues	$34	$3	$176	$10
General and Administrative	$1,771	$185	$21,150	$555
Selling & Marketing	$232	$26	$1,611	$63
Research & Development	$522	$25	$2,552	$72

As of September 30, 2022, the Company had approximately 12 million granted but unvested RSUs with unrecognized stock-based compensation expense of $25.5 million remaining to be recognized over a weighted-average period of 1.9 years.

Employee Stock Purchase Plan

On February 2, 2022, the Company's stockholders approved the 2022 Employee Stock Purchase Plan, (the “ESPP”). The ESPP provides eligible employees with a means of acquiring equity in the Company at a discounted price using their own accumulated payroll deductions. Under the terms of the ESPP, employees can elect to have amounts of their annual compensation withheld, up to a maximum set by the Board, to purchase shares of Common Stock for a purchase price equal to 85% of the lower of the fair market value per share (at closing) of Common Stock on (i) the first trading day of the offering period or (ii) the last trading day of the offering period. There are 2,150,000 shares of Common Stock reserved for issuance under the ESPP. During the three and nine months ended September 30, 2022, there were no shares purchased under the ESPP.

Note 10. Restructuring

In June 2022, the Board of Directors of the Company approved a cost optimization initiative that includes a workforce reduction of approximately 20% (including the elimination of open roles). In November 2022, the Board of Directors of the Company approved an additional workforce reduction. The purpose of the workforce reductions was to streamline the Company’s operational structure, reducing its operating expenses and managing its cash flows. The Company commenced these workforce reductions in the second quarter of 2022 and completed these actions in the fourth quarter of 2022. The Company is also conducting a facility rationalization assessment and assessing other operational savings measures. Through September 30, 2022, the Company has incurred costs of $1.0 million related to these actions, of which approximately $343 thousand were related to non-cash asset impairments. The Company continues to pursue cost savings initiatives and, to the extent further cost savings opportunities are identified, it may incur additional restructuring and related charges in future periods.

Restructuring expenses, which are comprised primarily of employee termination costs and non-cash asset impairments, were recorded in the following financial statement lines within the condensed consolidated statements of net loss and comprehensive loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Cost of Revenues	$233	$-	$393	$-
General and Administrative	$109	$-	$385	$-
Selling & Marketing	$108	$-	$251	$-
Research & Development	$-	$-	$19	$-

The following table summarizes activity in the liability related to the Company’s workforce reduction employee termination costs (in thousands):

Liability balance at December 31, 2021	$-
Charges	705
Payments	(445)
Liability balance at September 30, 2022	$260

All of the Company's restructuring liabilities as of September 30, 2022 relate to employee termination costs and all cash payments for those liabilities were disbursed in November 2022.

Note 11. Taxes

The Company’s provision for interim periods is determined using an estimate of the annual effective tax rate, adjusted for discrete items arising in that period. The Company’s effective tax rate differs from the U.S. statutory tax rate primarily due to valuation allowances on its deferred tax assets as it is more likely than not that some, or all, of the Company’s deferred tax assets will not be realized. There was no income tax benefit for the three and nine months ended September 30, 2022 and 2021, respectively.

Deferred tax assets and liabilities are determined based upon the differences between the unaudited condensed consolidated financial statements carrying amounts and the tax basis of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. The Company has provided a full valuation allowance against the net deferred tax assets as the Company has determined that it was more likely than not that the Company would not realize the benefits of federal and state net deferred tax assets.

Note 12. Net Loss Per Share

The Company computes basic loss per share using net loss attributable to stockholders and the weighted-average number of Common Stock shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options and stock-based awards where the conversion of such instruments would be dilutive. The Company’s potentially dilutive securities, which include stock options, unvested restricted stock awards/units, earnout awards, convertible notes, redeemable convertible preferred stock and warrants to purchase shares of stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to the Company’s stockholders’ is the same.

The reconciliation of the numerator and denominator for the basic and diluted earnings calculations for the three and nine months ended September 30, 2022 and 2021 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share data)	2022	2021	2022	2021
Income (loss) available to common stockholders per share:
Net loss	$(22,178)	$(17,093)	$(88,965)	$(44,984)
Weighted average common shares outstanding:
Basic and Diluted	76,670,955	41,686,939	71,368,336	41,341,537
Net loss per share - Basic and Diluted	$(0.29)	$(0.41)	$(1.25)	$(1.09)

The computation of diluted net loss per share excluded approximately 44 million and 11 million securities in 2022 and 2021, respectively, because their inclusion would have had an anti-dilutive effect on net loss per share

Note 13. Fair Value Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2022 and December 31, 2021 by level within the fair value hierarchy are as follows:

	September 30, 2022
(in thousands)	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
Cash sweep accounts	$21,391	$-	$-
Public warrants	$269	$-	$-
Private placement warrants	$-	$215	$-

	December 31, 2021
(in thousands)	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
Cash sweep and money market accounts	$8,702	$-	$-
Related party derivative liability	$-	$-	$4,395
Legacy Fast Radius warrant liability	$-	$-	$2,968

There were no transfers between Level 1, 2 or 3 during the three and nine months ended September 30, 2022.

Fair Value of warrants issued to purchase Legacy Fast Radius Common Stock

The following table includes a summary of the changes in fair value of the liability classified warrants issued to purchase Legacy Fast Radius common stock measured at fair value using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Beginning balance	$-	$1,450	$2,014	$87
Additions	—	—	—	988
Change in fair value	—	347	(1,475)	722
Converted to common stock	—		(539)	—
Ending balance	$-	$1,797	$-	$1,797

A summary of the weighted average significant unobservable inputs (Level 3 inputs) used in measuring the Company’s warrant liability for common share warrants categorized within Level 3 of the fair value hierarchy as of February 4, 2022 (the conversion date) and December 31, 2021 is as follows:

	February 4, 2022	December 31, 2021
Legacy Fast Radius stock price	$15.69	$28.28
Term (Years)	N/A	10.71
Volatility	N/A	84.40%
Risk-free rate of return	N/A	1.52%
Dividend yield	0.00%	0.00%

Fair Value of warrants issued to purchase Legacy Fast Radius series A-3 preferred stock

The following table includes a summary of changes in fair value of the liability classified warrants issued to purchase Legacy Fast Radius series A-3 preferred stock measured at fair value using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Beginning balance	$-	$789	$954	$112
Additions	—	—	—	—
Change in fair value	—	127	(473)	804
Converted to common stock	—		(481)	—
Ending balance	$-	$916	$-	$916

A summary of the weighted average significant unobservable inputs (Level 3 inputs) used in measuring the Company’s warrant liability for preferred share warrants is categorized within Level 3 of the fair value hierarchy as of February 4, 2022 (the conversion date) and December 31, 2021 is as follows:

	February 4, 2022	December 31, 2021
Legacy Fast Radius stock price	15.69	$30.19
Term (Years)	N/A	11.26
Volatility	N/A	83.10%
Risk-free rate of return	N/A	1.54%
Dividend yield	0.00%	0.00%

Related Party Derivative Liability

The following table includes a summary of changes in fair value of the Company’s Related party derivative liabilities related to the convertible notes measured at fair value using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Beginning balance	$-	$2,409	$4,395	$-
Additions	—	549	—	2,964
Change in fair value	—	195	(30)	189
Converted to common stock	—	—	(4,365)	—
Ending balance	$-	$3,153	$-	$3,153

A summary of the weighted average significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liability categorized within Level 3 of the fair value hierarchy as of February 4, 2022 (the conversion date) and December 31, 2021 is as follows:

Energize	February 4, 2022	December 31, 2021
Cost of debt	11.0%	11.0%
Term (Years)	0.0	0.08 - 0.25
Present value factor	1	0.98 - 0.99

Drive Capital	February 4, 2022	December 31, 2021
Cost of debt	11.0%	11.0%
Term (Years)	0.0	0.08 - 0.25
Present value factor	1	0.98 - 0.99

ECP Holdings	February 4, 2022	December 31, 2021
Cost of debt	11.0%	11.0%
Term (Years)	0.0	0.08 - 0.25
Present value factor	1	0.98 - 0.99

Other

The carrying amounts reported in the condensed consolidated balance sheets for accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short-term maturities. With the exception of the Company’s Related Party Convertible Notes, the fair value of the Company’s debt approximates their carrying values based on the variable nature of interest rates and current market rates available. The Company considered its debt at December 31, 2021 to be a Level 3 measurement in the fair value hierarchy as significant judgment was involved to determine the fair value of embedded conversion features. Refer to Note 5 for further information regarding the fair value of the Company's Related Party Convertible Notes.

Note 14. Related Party Transactions

United Parcel Service

Since Legacy Fast Radius' inception, UPS has contributed significant amounts of capital in the form of equity and debt to Legacy Fast Radius. UPS currently has investments in Common Stock. The Company has multiple agreements with UPS, which are summarized below.

Legacy Fast Radius entered into a Discount Agreement in 2016 with UPS, which was amended in March 2017 and March 2019 (as amended, the "Discount Agreement"). Under the agreement, UPS performs advertising and brand marketing services for the Company. In exchange for the services, the Company has agreed to compensate UPS in the form of equity royalties which are determined based on 6% of the Company’s gross revenues. The Company determined this arrangement qualifies as a nonmonetary transaction within ASC 718. As of September 30, 2022 and December 31, 2021, the Company recognized $3.7 million and $2.5 million as a related party accrued liability on the condensed consolidated balance sheets. The Company recognized $400 thousand and $1.2 million, respectively, during the three and nine months ended September 30, 2022 and $191 thousand and $710 thousand, respectively, during the three and nine months ended September 30, 2021 in sales and marketing expense on its condensed consolidated statements of net loss and comprehensive loss.

Legacy Fast Radius entered into a warehouse rental agreement with UPS in January 2015. The Company leases space in a warehouse in Louisville, KY that is used for printing equipment, supplies, packages and shipping space. The Company paid $17 thousand and $52 thousand, respectively, in lease payments to UPS for the three and nine months ended September 30, 2022 and $17 thousand and $50 thousand, respectively, for the three and nine months ended September 30, 2021, respectively.

Legacy Fast Radius entered into a shipping service agreement with UPS in 2016 (as amended in both 2017 and 2019) for which the Company receives pickup and delivery services. The Company paid $146 thousand and $843 thousand, respectively, for the three and nine months ended September 30, 2022 and $429 thousand and $842 thousand, respectively, for the three and nine months ended September 30, 2021 in fees to UPS for shipping services.

Legacy Fast Radius entered into a sub-lease agreement with UPS in August 2018. The Company sub-leases office space from UPS in Singapore. The Company paid $2 thousand and $6 thousand, respectively, in the three and nine months ended September 30, 2022 and $2 thousand and $6 thousand, respectively, in the three and nine months ended September 30, 2021 in lease payments to UPS.

Energize Venture Fund & Ironspring Venture Fund

Energize Venture Fund LP (“Energize”) and Ironspring Venture Fund I, LP (“Ironspring”) have investments in the Company's Common Stock. On March 12, 2021, Legacy Fast Radius signed a convertible note agreement with Energize and Ironspring, which was funded on April 13, 2021. The Company received $7.6 million in proceeds related to these notes. The notes had a stated interest rate of 6% and an effective interest rate of 58%, with all principal and interest due at maturity. Interest expense recorded on the notes during the nine months ended September 30, 2022 was $228 thousand. The notes, including accrued and unpaid interest, were converted into Common Stock upon close of the Business Combination. Legacy Fast Radius also issued warrants to purchase 140,000 shares of Legacy Fast Radius common stock to holders of Energize that were converted into Common Stock upon the close of the Business Combination.

Drive Capital

Drive Capital has an investment in the Company's Common Stock. On August 24, 2021, Legacy Fast Radius signed a convertible note agreement with Drive Capital, which was funded on August 24, 2021. Legacy Fast Radius received $3.0 million in proceeds related to these notes. The notes had a stated interest rate of 6% and an effective interest rate of 17%, with all principal and interest due at maturity. Interest expense recorded on the notes during the nine months ended September 30, 2022 was $41 thousand. The notes, including accrued and unpaid interest, were converted into Common Stock upon close of the Business Combination.

ECP Holdings

On October 26, 2021, Legacy Fast Radius signed a convertible note agreement with Energy Capital Partners Holdings LP (“ECP Holdings”), an affiliate of ENNV, which was funded on October 26, 2021. Legacy Fast Radius received $7.0 million in proceeds related to these notes. The notes have a stated interest rate of 6% and an effective interest rate of 16%, with all principal and interest due at maturity. Interest expense recorded on the notes during the nine months ended September 30, 2022 was $92 thousand. The notes, including accrued and unpaid interest, were converted into Common Stock upon close of the Business Combination.

Palantir

Concurrently with the execution of the Merger Agreement in 2021, ENNV entered into subscription agreements with the PIPE Investors, including Palantir, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and ENNV agreed to issue and sell, to the PIPE Investors the PIPE Shares for a purchase price of $10.00 per share, or an aggregate purchase price of $75.0 million, in the PIPE Investment. The PIPE Investment closed concurrently with the Business Combination on February 4, 2022. In May 2021, Legacy Fast Radius entered into a master subscription agreement with Palantir in which Legacy Fast Radius committed to utilize software and services from Palantir over the next six years for a total of $45.0 million. The software and services are related to the Company’s future plan to provide automated intelligence solutions as a service following commercialization of the Company’s Cloud Manufacturing Platform. Upon close of the Merger in February 2022, the Company made a payment to Palantir of $9.4 million and the remaining non-cancellable future minimum payments due on this firm purchase agreement are $10.1 million.

Note 15. Subsequent Events

On October 25, 2022, Legacy Fast Radius and UPS entered into a Termination Agreement (the “UPS Termination Agreement”) pursuant to which the parties mutually agreed to terminate the Discount Agreement, with such termination effective as of October 25, 2022.

Under the Discount Agreement, Legacy Fast Radius had agreed to compensate UPS in the form of equity royalties or a quarterly cash payment equal to six percent (6%) of Legacy Fast Radius' gross revenues up to an aggregate cumulative maximum of approximately $7.6 million in exchange for UPS agreeing to exclusively promote Legacy Fast Radius in its sales and marketing efforts as UPS’s exclusive on-demand manufacturing partner. UPS also owns in excess of 10% of the Company’s outstanding Common Stock. As of

September 30, 2022, the Company recognized $3.7 million as a related party accrued liability on its condensed consolidated balance sheet in respect of the Discount Agreement.

Pursuant to the UPS Termination Agreement and in settlement of all past and future liabilities that would have been owed under the Discount Agreement, Legacy Fast Radius will transfer and convey to UPS an amount equal to $1.5 million within three days after the consummation of any sale of (i) all or a majority of the equity of Legacy Fast Radius or (ii) all or a majority of Legacy Fast Radius' assets. The Termination Agreement also included a mutual release, pursuant to which Legacy Fast Radius and UPS each released the other from any claims and liabilities under the Discount Agreement.

On October 31, 2022, the Company entered into (i) a Third Amendment to Loan and Security Agreement (the “SVB Amendment”) with Silicon Valley Bank (“SVB”), which, among other things, amended that certain Loan and Security Agreement, dated as of December 29, 2020 (as amended, the “SVB Credit Agreement”), by and between Legacy Fast Radius and SVB and (ii) a Third Amendment to Loan and Security Agreement (the “SVB Capital Amendment” and, together with the SVB Amendment, the “Amendments”) with SVB Innovation Credit Fund VIII, L.P. (“SVB Capital” and, together with SVB, the “Lenders”), which, among other things, amended that certain Loan and Security Agreement, dated as of September 10, 2021 (as amended, the “SVB Capital Credit Agreement” and, together with the SVB Credit Agreement, the “Credit Agreements”), by and between Legacy Fast Radius and SVB Capital.

The Amendments amended the Credit Agreements to, among other things, defer the payment of principal otherwise due under the Credit Agreements on November 1, 2022, in the aggregate amount of $2.6 million.

On November 7, 2022, the Debtors filed the Bankruptcy Petitions under Chapter 11 of the Bankruptcy Code. The filing was made in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 Cases are being jointly administered under the caption In re Fast Radius, Inc., et al., Case No. 22-11051.

The Debtors will continue their operations in the ordinary course of business as debtors-in-possession and pursue a structured sale of their assets pursuant to a competitive bidding and auction process. On November 9, 2022, the Bankruptcy Court entered orders approving a variety of “first day” relief for the Debtors, including authority to: (a) continue using their existing cash management system, (b) pay prepetition wages, compensation and employee benefits, (c) use cash collateral, (d) maintain existing insurance policies and pay related obligations, (e) pay certain prepetition taxes, (f) provide adequate assurance of payment to their utility providers, and (g) pay certain prepetition claims of certain vendors.

Subject to certain exceptions, under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or filing of other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the date of the Bankruptcy Petitions. Accordingly, although the filing of the Bankruptcy Petitions triggered defaults on the Debtors’ debt obligations, creditors are stayed from taking any actions against the Debtors as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under the Bankruptcy Code.

The filing of the Bankruptcy Petitions constituted an event of default that accelerated certain of the Company’s debt obligations. However, under the Bankruptcy Code, the creditors under these debt agreements are stayed from taking any action against the Company as a result of the default.

In advance of the filing of the Chapter 11 Cases, counterparties agreed to waive approximately $11 million of deferred fees associated with the Business Combination that were recognized as liabilities on the condensed consolidated balance sheet as of September 30, 2022.

Additionally in November 2022, the Company purchased a customary directors and officers insurance "tail" policy for approximately $5.2 million in advance of the filing of the Chapter 11 Cases.

As disclosed in Note 10, the Company approved a cost optimization initiative that included a workforce reduction. Related to these actions, the Company made one-time payments of approximately $2 million in November 2022 to remaining employees in order to retain and motivate these employees.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Quarterly Report on Form 10-Q contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. All statements contained in this Quarterly Report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believes,” “expects,” “intends,” “estimates,” “projects,” “anticipates,” “will,” “plan,” “may,” “should,” or similar language are intended to identify forward-looking statements.

It is routine for our internal projections and expectations to change throughout the year, and any forward-looking statements based upon these projections or expectations may change prior to the end of the next quarter or year. Readers of this Quarterly Report are cautioned not to place undue reliance on any such forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Risks and uncertainties are identified under “Risk Factors” in Item 1A herein and in our other filings with the Securities and Exchange Commission (the “SEC”). Unless otherwise required by law, we do not undertake, and specifically disclaim, any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise after the date of such statement.

As used in this section, unless the context suggests otherwise, “we,” “us,” “our,” “Company,” “Fast Radius” refer to Fast Radius, Inc., a Delaware corporation (f/k/a ECP Environmental Growth Opportunities Corp. ("ENNV")), collectively with Fast Radius Operations, Inc., a Delaware corporation (“Legacy Fast Radius”) and its consolidated subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 10-Q, and Legacy Fast Radius' audited consolidated financial statements and related notes for the year ended December 31, 2021 included in our Current Report on Form 8-K/A filed with the SEC on March 30, 2022.

Overview

We are a cloud manufacturing and digital supply chain company. We are headquartered in Chicago with offices in Atlanta, Louisville, and Singapore and micro-factories in Chicago and at the UPS Worldport facility in Louisville, Kentucky.

We have built and are scaling a Cloud Manufacturing Platform which includes both physical infrastructure – Fast Radius micro-factories and third-party supplier factories – and a proprietary software layer. Our Cloud Manufacturing Platform supports engineers, product developers, and supply chain professionals across the product design and manufacturing lifecycle.

We offer a wide range of manufacturing technologies, including additive manufacturing (often referred to as 3D printing), CNC machining, injection molding, sheet metal, urethane casting, and other manufacturing methods. We offer these manufacturing capabilities through our own micro-factories as well as a network of curated third-party suppliers.

Recent Developments

Voluntary Filing Under Chapter 11

On November 7, 2022, we filed the Bankruptcy Petitions under Chapter 11 of the Bankruptcy Code. The filing was made in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 Cases are being jointly administered under the caption In re Fast Radius, Inc., et al., Case No. 22-11051 (the "Chapter 11 Cases"). Documents and other information related to the Chapter 11 proceedings is available free of charge online at https://cases.stretto.com/fastradius.

We will continue our operations in the ordinary course of business as debtors-in-possession and pursue a structured sale of our assets pursuant to a competitive bidding and auction process. On November 9, 2022, the Bankruptcy Court entered orders approving a variety of “first day” relief for the Debtors, including authority to: (a) continue using our existing cash management system, (b) pay prepetition wages, compensation and employee benefits, (c) use cash collateral, (d) maintain existing insurance policies and pay related obligations, (e) pay certain prepetition taxes, (f) provide adequate assurance of payment to our utility providers, and (g) pay certain prepetition claims of certain vendors.

Subject to certain exceptions, under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or filing of other actions against us or our property to recover, collect or secure a claim arising prior to the date of the Bankruptcy Petitions. Accordingly, although the filing of the Bankruptcy Petitions triggered defaults on our debt obligations, creditors are stayed from taking any actions against us as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of our pre-petition liabilities are subject to settlement under the Bankruptcy Code.

The filing of the Bankruptcy Petitions constituted an event of default that accelerated certain of our debt obligations. However, under the Bankruptcy Code, the creditors under these debt agreements are stayed from taking any action against us as a result of the default.

For the duration of the Chapter 11 Cases, our operations are subject to the risks and uncertainties associated with the Chapter 11 process as described in Item 1A. “Risk Factors.” As a result of these risks and uncertainties, the amount and composition of our assets and liabilities could be significantly different following the outcome of the Chapter 11 Cases, and the description of our operations, properties and liquidity and capital resources included in this Quarterly Report may not accurately reflect our operations, properties and liquidity and capital resources following the Chapter 11 Cases.

Nasdaq Delisting

On November 9, 2022, we received written notice (the “Delisting Notice”) from the staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as a result of the Bankruptcy Petitions and in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, the staff of Nasdaq had determined that our Common Stock and warrants to purchase Common Stock (the “Securities”) will be delisted from Nasdaq. In addition, as previously disclosed, on June 9, 2022, we received written notice (the “Bid Price Notice”) from Nasdaq notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. In the Delisting Notice, the staff of Nasdaq referenced concerns about the Company’s ability to sustain compliance with all requirements for continued listing on Nasdaq, specifically referencing that certain Bid Price Notice.

Trading of the Securities will be suspended at the opening of business on November 18, 2022 and a Form 25-NSE will be filed with the SEC, which will remove the Securities from listing on Nasdaq.

As a result, the Securities are expected to begin trading exclusively on the over-the-counter (“OTC”) market on November 18, 2022. On the OTC market, shares of the Company’s Common Stock and warrants, which previously traded on the Nasdaq under the symbols FSRD and FSRDW, respectively, are expected to trade under the symbols FSRDQ and FSRDWQ, respectively.

Restructuring

In June 2022, our Board of Directors approved a cost optimization initiative that includes a workforce reduction of approximately 20% (including the elimination of open roles). In November 2022, our Board of Directors approved an additional workforce reduction. The purpose of the workforce reductions was to streamline our operational structure, reducing our operating expenses and managing our cash flows. We commenced workforce reductions in the second quarter of 2022 and completed these actions in the fourth quarter of 2022. Related to these actions, we made one-time payments of approximately $2 million in November 2022 to remaining employees in order to retain and motivate these employees. We are also conducting a facility rationalization assessment and assessing other operational savings measures.

In the nine months ended September 30, 2022, we incurred costs of $1.0 million related to these actions, of which approximately $343 thousand were related to non-cash asset impairments and the remainder were cash severance costs. We continue to pursue cost savings initiatives and, to the extent further cost savings opportunities are identified, we may incur additional restructuring and related charges in future periods.

Business combination

On February 4, 2022 (“the Closing Date”), the Company consummated a business combination with Legacy Fast Radius, pursuant to which ENNV Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), merged with and into Legacy Fast Radius, with Legacy Fast Radius surviving the Merger as a wholly owned subsidiary of the Company (the “Business Combination”). After giving effect to the Business Combination, the Company owns, directly or indirectly, all of the issued and outstanding equity interests of Legacy Fast Radius and its subsidiary and the equity holders of Legacy Fast Radius immediately prior to the Business Combination own a portion of the Company’s common stock, par value $0.0001 per share (“Common Stock”).

While the legal acquirer in the Business Combination was ENNV, for financial accounting and reporting purposes under U.S. GAAP (“GAAP”), Legacy Fast Radius was the accounting acquirer and the Business Combination was accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the issuance of stock by ENNV for Legacy Fast Radius’ stock) does not result in a new basis of accounting, and the condensed consolidated financial statements of the combined entity represent the continuation of the condensed consolidated financial statements of Legacy Fast Radius in many respects. Accordingly, the consolidated assets, liabilities and results of operations of Legacy Fast Radius became the historical condensed consolidated financial statements of the combined company, and ENNV’s assets, liabilities and results of operations were consolidated with those of Legacy Fast Radius beginning on the acquisition date. Operations prior to the Business Combination are presented as those of Legacy Fast Radius. The net assets of ENNV were recognized at historical cost, with no goodwill or other intangible assets recorded.

Concurrently with the execution of the Merger Agreement, ENNV entered into subscription agreements (collectively, the “Subscription Agreements”), with certain third-party investors, including, among others, UPS, Palantir and the Sponsor (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and ENNV agreed to issue and sell, to the PIPE Investors an aggregate of 7,500,000 shares of Common Stock (the “PIPE Shares”) for a purchase price of $10.00 per share, or an aggregate purchase price of $75.0 million, in a private placement (the “PIPE Investment”). Under the Subscription Agreements, ENNV granted certain registration rights to the PIPE Investors with respect to the PIPE Shares. The PIPE Shares were issued concurrently with the closing of the Business Combination on the Closing Date.

Upon consummation of the Business Combination, the closing of the PIPE Investment and payment of certain other amounts that were contingent on the closing of the Business Combination, the most significant change in our reported financial position was an increase in cash and cash equivalents of approximately $73 million, primarily due to $75.0 million in gross proceeds from the PIPE Investment and $29.6 million in proceeds from the Trust Account, partially offset by cash payments that were disbursed at the Closing which included $8.3 million of transaction expenses, $2.5 million in debt repayments, $8.2 million in directors’ and officers’ (“D&O”) insurance premiums, and $12.8 million related to IT and other costs.

In connection with the Business Combination, over 31.5 million ENNV shares were submitted for redemption. As a result, the condition to Fast Radius’ obligation to consummate the Business Combination that the amount of cash available in ENNV’s trust account immediately prior to the effective time of the Business Combination, after deducting the amount required to satisfy payments to ENNV stockholders in connection with the redemptions, the payment of any deferred underwriting commissions being held in ENNV’s trust account and the payment of certain transaction expenses, plus the gross proceeds from the PIPE Investment to be consummated in connection with the closing of the Business Combination, is equal to or greater than $175 million (such condition, the “Minimum Cash Condition”) was not satisfied. Therefore, in connection with the closing of the Business Combination, we waived the Minimum Cash Condition.

The reduction in available cash upon closing of the Business Combination due to those share redemptions reduced our ability to invest in our growth strategy. As our resources are insufficient to satisfy our cash requirements and future growth objectives, we need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we will be forced to make additional changes to our long-term growth strategy in the discretion of our management and the Board. These changes may include, but are not limited to, decreasing our level of investment in new product launches and related marketing initiatives and scaling back our existing operations, which could have an adverse impact on our business and financial prospects.

In addition, as a consequence of the Business Combination, we became the successor to an SEC-registered and Nasdaq-listed company, which requires us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred and will continue to incur additional annual expenses as a public company for, among other things, D&O liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. Our future results of operations and financial position will not be comparable to historical results as a result of the Business Combination.

COVID-19 pandemic

In March 2020, the World Health Organization declared the outbreak of the new strain of the coronavirus (“COVID-19”) to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal, state and foreign governments have implemented measures in an effort to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, supply chain logistical changes, and closure of non-essential businesses. To protect the health and well-being of its employees, suppliers, and customers, the Company previously made substantial modifications to employee travel policies, implemented office closures as employees were advised to work from home, and cancelled or shifted its conferences and other events to virtual-only. The COVID-19 pandemic has impacted and may continue to impact the Company’s business operations, including its employees, customers, partners, and communities, and there is substantial uncertainty in the nature and degree of the pandemic’s continued effects over time. In particular, the COVID-19 virus continues to surge in various parts of the world, including China, and such surges have impacts on the Company’s suppliers and may cause supply chain issues, parts shortages and delayed shipping times. COVID-19 and other similar outbreaks, epidemics or pandemics could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects as a result of any of the risks described above and other risks that the Company is not able to predict.

If the COVID-19 pandemic continues for a prolonged duration, we or our customers may be unable to perform fully on our contracts, which will likely result in increases in costs and reductions in revenue. These cost increases may not be fully recoverable or adequately covered by insurance. The long-term effects of COVID-19 to the global economy and to us are difficult to assess or predict and may include a further decline in the market prices of our products, risks to employee health and safety, risks for the deployment of our products and services and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control COVID-19 or other adverse public health developments in any of our targeted markets may have a material and adverse effect on our business operations and results of operation.

Results of Operations

Three Months Ended September 30, 2022 Compared with the Three Months Ended September 30, 2021

The following table sets forth a summary of our consolidated results of operations, as well as the dollar and percentage change for the period:

	For the Three Months Ended September 30,
(in thousands)	2022	2021	Change ($)	Change (%)
Revenues	$7,072	$4,916	$2,156	44%
Cost of revenues (1)	6,372	7,049	(677)	-10%
Gross Profit	700	(2,133)	2,833	n/m
Operating expenses
Sales and marketing (1)	3,674	6,583	(2,909)	-44%
General and administrative (1)	15,162	6,006	9,156	152%
Research and development (1)	2,255	461	1,794	389%
Total operating expenses	21,091	13,050	8,041	62%
Loss from Operations	(20,391)	(15,183)	(5,208)	34%
Change in fair value of warrants	690	(474)	1,164	n/m
Change in fair value of derivatives	-	(195)	195	n/m
Interest income and other income (expense), net	126	(3)	129	n/m
Interest expense, including amortization of debt issuance costs	(2,603)	(1,238)	(1,365)	110%
Loss before income taxes	(22,178)	(17,093)	(5,085)	30%
Provision for income taxes	-	-	—	n/m
Net Loss	$(22,178)	$(17,093)	$(5,085)	30%
(1) Includes stock-based compensation, as follows:

Cost of Revenues	$34	$6	$28	467%
General and Administrative	1,771	185	1,586	857%
Selling and Marketing	232	26	206	792%
Research & Development	522	25	497	1988%
Total	$2,559	$242	$2,317	957%

Revenues

Revenues increased 44% from $4.9 million to $7.1 million for the three months ended September 30, 2022 compared to the prior-year period. The increase in 2022 was attributable to sales from new customers and an increase in revenue from existing customers.

Cost of Revenues

Cost of revenues decreased 10% from $7.0 million to $6.4 million for the three months ended September 30, 2022 compared to the prior-year period. The decrease in cost of revenues was primarily attributable to costs incurred in the prior year for a contract that did not meet the requirements under U.S. GAAP to record the related revenue.

Operating Expenses

Sales and Marketing

Sales and marketing expenses decreased 44% from $6.6 million to $3.7 million for the three months ended September 30, 2022 compared to the prior-year period. The decrease in sales and marketing expenses in 2022 was attributable to decreased spend related to online advertising and marketing and promotional activities and a reduction in organizational headcount.

General and Administrative

General and administrative expenses increased 152% from $6.0 million to $15.2 million for the three months ended September 30, 2022 compared to the prior-year period. The increase in general and administrative expense in 2022 was attributable to an expense of $2.0 million we recorded for our software subscription agreement with Palantir as well as higher stock compensation expense of $1.6 million. Additionally, we incurred incremental legal, consulting and accounting costs to support our growth, including costs related with being a publicly-traded company.

Research and Development

Research and development expenses increased 389% from $0.5 million to $2.3 million for the three months ended September 30, 2022 compared to the prior-year period. The $2.3 million of research and development expenses for the three months ended September 30, 2022 included $3.3 million of gross research and development expenses, primarily related to our Cloud Manufacturing Platform, that was offset by $1.0 million of internal-use software costs that were capitalized. The $0.5 million of research and development expenses for the three months ended September 30, 2021 included $4.1 million of gross research and development expenses, primarily related to our Cloud Manufacturing Platform, that was offset by $3.6 million of internal-use software costs that were capitalized. The decrease in gross spend in 2022 is attributable to a reduction in organizational headcount.

Change in fair value of warrants

The income recorded in 2022 was attributable to mark to market adjustments on warrant liabilities and was attributable to a decrease in our enterprise valuation.

Interest income and other income

The increase in interest income was primarily attributable to an increase in our average money market account balance in 2022 as compared to 2021 due to the proceeds received from the Business Combination and higher interest rates.

Interest expense, including amortization of debt issuance costs

The increase in interest expense was primarily attributable to higher outstanding debt levels in 2022 compared to 2021 and higher interest rates associated with variable rate debt. Additionally, we expensed the remaining unamortized issuance costs associated with our debt obligation in 2022 as a result of the Bankruptcy Petitions. Refer to Note 5 for additional information related to indebtedness.

Nine Months Ended September 30, 2022 Compared with the Nine Months Ended September 30, 2021

The following table sets forth a summary of our consolidated results of operations, as well as the dollar and percentage change for the period:

	For the Nine Months Ended September 30,
(in thousands)	2022	2021	Change ($)	Change (%)
Revenues	$20,609	$13,579	$7,030	52%
Cost of revenues (1)	19,016	14,077	4,939	35%
Gross Profit	1,593	(498)	2,091	n/m
Operating expenses
Sales and marketing (1)	15,887	15,335	552	4%
General and administrative (1)	68,104	22,501	45,603	203%
Research and development (1)	7,484	3,148	4,336	138%
Total operating expenses	91,475	40,984	50,491	123%
Loss from Operations	(89,882)	(41,482)	(48,400)	117%
Change in fair value of warrants	7,311	(1,526)	8,837	n/m
Change in fair value of derivatives	30	(189)	219	n/m
Interest income and other income (expense), net	156	-	156	n/m
Interest expense, including amortization of debt issuance costs	(6,580)	(1,787)	(4,793)	268%
Loss before income taxes	(88,965)	(44,984)	(43,981)	98%
Provision for income taxes	-	-	—	n/m
Net Loss	$(88,965)	$(44,984)	$(43,981)	98%
(1) Includes stock-based compensation, as follows:

Cost of Revenues	$176	$10	$166	1660%
General and Administrative	21,150	555	20,595	3711%
Selling and Marketing	1,611	63	1,548	2457%
Research & Development	2,552	72	2,480	3444%
Total	$25,489	$700	$24,789	3541%

Revenues

Revenues increased 52% from $13.6 million to $20.6 million for the nine months ended September 30, 2022 compared to the prior-year period. The increase in 2022 was attributable to sales from new customers and an increase in revenue from existing customers.

Cost of Revenues

Cost of revenues increased 35% from $14.1 million to $19.0 million for the nine months ended September 30, 2022 compared to the prior-year period. The increase in cost of revenues was primarily attributable to the increase in revenues. Additionally, cost of revenues was impacted by an investment we made in a new CNC manufacturing facility in 2021, which was running at low utilization. Partially offsetting the current-year increase was costs incurred in the prior year for a contract that did not meet the requirements under U.S. GAAP to record the related revenue.

Operating Expenses

Sales and Marketing

Sales and marketing expenses increased 4% from $15.3 million to $15.9 million for the nine months ended September 30, 2022 compared to the prior-year period. The increase in sales and marketing expenses in 2022 was attributable to increases in spend related to organizational headcount growth within the function during the first six months of the year. Additionally, we recorded incremental stock compensation expense in the first quarter of 2022 as our outstanding restricted stock units ("RSUs") included a performance condition that became probable upon the closing of the Business Combination. Partially offsetting those increases was a reduction in spend related to online advertising and marketing and promotional activities

General and Administrative

General and administrative expenses increased 203% from $22.5 million to $68.1 million for the nine months ended September 30, 2022 compared to the prior-year period. The most significant increase in 2022 was attributable to incremental stock compensation expense in the first quarter of 2022 as our outstanding RSUs included a performance condition that became probable upon the closing of the Business Combination and cash bonuses paid to certain employees that were contingent on the closing of the Business Combination. Additionally, we recorded expense of approximately $9.9 million in 2022 related to our software subscription agreement with Palantir. We also recorded an expense of $452 thousand in 2022 associated with the commitment fee shares issued to Lincoln Park as part of the

Purchase Agreement. Finally, we incurred incremental legal, consulting and accounting costs to support our growth, including costs related to the Business Combination, and new costs associated with being a publicly-traded company.

Research and Development

Research and development expenses increased 138% from $3.1 million to $7.5 million for the nine months ended September 30, 2022 compared to the prior-year period. The $7.5 million of research and development expenses for the nine months ended September 30, 2022 included $10.6 million of gross research and development expenses, primarily related to our Cloud Manufacturing Platform, that was offset by $3.1 million of internal-use software costs that were capitalized. The $3.1 million of research and development expenses for the nine months ended September 30, 2021 included $5.0 million of gross research and development expenses, primarily related to our Cloud Manufacturing Platform, that was offset by $1.9 million of internal-use software costs that were capitalized. The increase in gross spend in 2022 is attributable to our continued focus on developing the Cloud Manufacturing Platform. Additionally, we recorded incremental stock compensation expense in the first quarter of 2022 as our outstanding RSUs included a performance condition related to the closing of the Business Combination.

Change in fair value of warrants

The income recorded in 2022 was attributable to mark to market adjustments on warrant liabilities and was attributable to a decrease in our enterprise valuation.

Change in fair value of Derivatives

The income recorded in 2022 was attributable to mark to market adjustments on embedded derivatives associated with 2021 convertible debt issuances. All outstanding derivative liabilities, along with the related convertible debt instruments, were converted into Common Stock at the closing of the Business Combination. Refer to Note 5 and Note 13 of the consolidated financial statements included elsewhere in this Report for additional information on derivative liabilities.

Interest income and other income

The increase in interest income was primarily attributable to an increase in our average money market account balance in 2022 as compared to 2021 due to the proceeds received from the Business Combination and higher interest rates.

Interest expense, including amortization of debt issuance costs

The increase in interest expense was primarily attributable to higher outstanding debt levels in 2022 compared to 2021 and higher interest rates associated with variable rate debt. Additionally, we expensed the remaining unamortized issuance costs associated with our debt obligation in 2022 as a result of the Bankruptcy Petitions. Refer to Note 5 for additional information related to indebtedness.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the below non-GAAP financial measures are useful in evaluating our operational performance. We use this non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

We define “EBITDA” as net loss plus interest expense, income tax expense, depreciation and amortization expense.

We define “Adjusted EBITDA” as EBITDA adjusted for stock-based compensation, changes in the fair value of warrant liability, changes in the fair value of derivative liabilities, and transaction and related costs.

To provide investors with additional information regarding our financial results, we are presenting EBITDA and Adjusted EBITDA, non-GAAP financial measures, in the table below along with a reconciliation to net loss, the most directly comparable measure calculated and presented in accordance with GAAP.

Adjusted EBITDA

We consider Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis.

Our definition of Adjusted EBITDA may differ from that used by other companies and therefore comparability may be limited. In addition, other companies may not present Adjusted EBITDA or similar metrics. Thus, our adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, such as net loss.

In addition, Adjusted EBITDA has limitations as an analytical tool, including:

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash used for capital expenditures for such replacements or for new capital expenditures;
•
Adjusted EBITDA does not include the dilution that results from stock-based compensation or any cash outflows included in stock-based compensation, including from our purchases of shares of outstanding common stock;
•
Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and other companies may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

We provide investors and other users of our financial information with a reconciliation of Adjusted EBITDA to net loss. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted EBITDA in conjunction with net loss.

Stock compensation expense is a non-cash expense relating to stock-based awards issued to executive officers, employees, and outside directors, consisting of options and restricted stock units. We exclude this expense because it is a non-cash expense and we assess our internal operations excluding this expense, and we believe it facilitates comparisons to the performance of other companies in our industry.

Change in the fair value of warrant liability is a non-cash gain or loss impacted by the fair value of the issued liability-classified warrants. We believe the assessment of our operations excluding this activity is relevant to our assessment of internal operations and to comparisons with the performance of other companies in our industry.

Change in the fair value of derivative liabilities is a non-cash gain or loss impacted by the fair value of the derivative liabilities. We believe the assessment of our operations excluding this activity is relevant to our assessment of internal operations and to comparisons with the performance of other companies in our industry.

Common stock commitment fee is a non-cash expense related to the issuance of Common Stock in exchange for the Purchase Agreement entered into with Lincoln Park as described in Note 7 to the condensed consolidated financial statements. We believe the assessment of our operations excluding this activity is relevant to our assessment of internal operations and to comparisons with the performance of other companies in our industry.

Restructuring costs are non-recurring expenses associated with our cost optimization initiative that includes a workforce reduction of approximately 20% and other related expenses.

Transaction costs are non-recurring costs for advisory, consulting, accounting and legal expenses in connection with the Business Combination as well as certain bonuses to employees that were contingent on the closing of the Business Combination. Additionally, we have incurred additional non-recurring expenses in the third quarter of 2022 related to our efforts to secure additional capital to fund our operations.

The following table provides a reconciliation of net loss, the most closely comparable GAAP financial measure, to EBITDA and Adjusted EBITDA:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Net loss	$(22,178)	$(17,093)	$(88,965)	$(44,984)
Interest expense	2,603	1,238	6,580	1,787
Income tax expense (benefit), net	-	-	-	-
Depreciation and amortization	682	496	2,050	1,029
EBITDA	(18,893)	(15,359)	(80,335)	(42,168)
Stock compensation expense	2,559	242	25,489	700
Change in fair value of warrant liability	(690)	474	(7,311)	1,526
Change in fair value of derivative liability	-	195	(30)	189
Common stock commitment fee	-	-	452	-
Restructuring costs	450	-	1,048	-
Transaction costs	1,581	365	7,145	3,914
Adjusted EBITDA	(14,993)	(14,083)	(53,542)	(35,839)

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations, including debt and other liabilities, and other commitments, with cash flows from operations and other sources of funding. Our current liquidity needs include the working capital to support the purchase of custom component parts from our third-party supplier partners on behalf of our customers. In many cases, we pay our suppliers prior to being paid by our customers, resulting in a need for working capital. We also consume cash through other initiatives, including sales and marketing expenses and development of our Cloud Manufacturing Platform. Additionally, we consume cash for additional expenses as a public company for, among other things, D&O liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. In November 2022, we purchased an additional D&O insurance policy for approximately $5.2 million.

We had $21 million in cash and cash equivalents as of September 30, 2022. On November 7, 2022, we filed the Bankruptcy Petitions under Chapter 11 of the Bankruptcy Code. The filing was made in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 Cases are being jointly administered under the caption In re Fast Radius, Inc., et al., Case No. 22-11051 (the "Chapter 11 Cases"). Documents and other information related to the Chapter 11 proceedings is available free of charge online at https://cases.stretto.com/fastradius.

We will continue our operations in the ordinary course of business as debtors-in-possession and pursue a structured sale of our assets pursuant to a competitive bidding and auction process. On November 9, 2022, the Bankruptcy Court entered orders approving a variety of “first day” relief for the Debtors, including authority to: (a) continue using our existing cash management system, (b) pay prepetition wages, compensation and employee benefits, (c) use cash collateral, (d) maintain existing insurance policies and pay related obligations, (e) pay certain prepetition taxes, (f) provide adequate assurance of payment to our utility providers, and (g) pay certain prepetition claims of certain vendors.

Subject to certain exceptions, under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or filing of other actions against us or our property to recover, collect or secure a claim arising prior to the date of the Bankruptcy Petitions. Accordingly, although the filing of the Bankruptcy Petitions triggered defaults on our debt obligations, creditors are stayed from taking any actions against us as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of our pre-petition liabilities are subject to settlement under the Bankruptcy Code.

The filing of the Bankruptcy Petitions constituted an event of default that accelerated certain of our debt obligations. However, under the Bankruptcy Code, the creditors under these debt agreements are stayed from taking any action against us as a result of the default.

For the duration of the Chapter 11 Cases, our operations are subject to the risks and uncertainties associated with the Chapter 11 process as described in Item 1A. “Risk Factors.” As a result of these risks and uncertainties, the amount and composition of our assets and liabilities could be significantly different following the outcome of the Chapter 11 Cases, and the description of our operations, properties and liquidity and capital resources included in this Quarterly Report may not accurately reflect our operations, properties and liquidity and capital resources following the Chapter 11 Cases.

Projected Revenue and Net Loss

Prior to the Business Combination, Legacy Fast Radius provided certain prospective financial information to ENNV for fiscal years 2021, 2022, 2023, 2024 and 2025 in connection with ENNV’s evaluation of the Business Combination. The prospective financial information was prepared using a number of assumptions, including assumptions about the level of redemptions, which were assumed to be significantly lower, and net cash proceeds resulting from the consummation of the Business Combination, which were assumed to be significantly higher. The prospective financial information included projected revenues and net loss for the year ended December 31, 2021, of $23 million and $41 million, respectively. Similarly, the prospective financial information included projected revenues and net loss for the year ended December 31, 2022, of $104 million and $64 million, respectively.

For the year ended December 31, 2021, we recognized $20.0 million in revenue, which was lower than our projected revenue of $23 million primarily due to a significant customer order initially included in our projections for which we later determined that revenue could not be recognized as we were not able to assert that collection from the customer was probable under the requirements of ASC 606. For the year ended December 31, 2021, we had net losses of approximately $67.9 million, which were greater than our projected net loss of $41 million primarily due to certain items that could not be forecasted at the time the projections were presented including mark to market adjustments on outstanding warrant and derivative liabilities, transaction costs related to our Business Combination and interest expense related to indebtedness that had not yet been issued. Additionally, our operating expenses were higher than initially projected as we hired additional personnel to support our growth. Our actual revenue being lower than projected revenue and our net operating losses being higher than projected net operating losses for the year ended December 31, 2021, had a negative impact on our cash and cash equivalents position.

For the nine months ended September 30, 2022, we recognized $20.6 million in revenue, and had net losses of approximately $89.0 million. Extrapolating these results for the remainder of fiscal year 2022, we expect that our revenue for fiscal year 2022 will be less than our projected $104 million and our net loss for fiscal year 2022 will be greater than our projected $64 million that we provided to ENNV in connection with ENNV’s evaluation of the Business Combination. The anticipated lower revenue, and anticipated higher net operating loss, for fiscal year 2022 is expected to have a negative impact on our cash and cash equivalents position. As this trend was also applicable to our results earlier in the year, in connection with announcing the Company’s financial results for the quarter ended June 30, 2022, we revised our outlook for the year ended December 31, 2022.

The anticipated lower revenue for fiscal year 2022 is due to the combination of receiving lower proceeds than anticipated from the Business Combination, the delay in the closing of the Business Combination until February 4, 2022, and the increased customer acquisition spend of our competitors. We expected to receive higher proceeds from the Business Combination, which we planned to invest in acquiring new customers, expanding our manufacturing capability, expanding our Cloud Manufacturing Platform and making strategic acquisitions. As the proceeds from the Business Combination were significantly lower than expected, and received later than expected, we had to reduce, delay or cancel our investments in these growth initiatives.

The impact of these reductions in our planned growth investments in the nine months ended September 30, 2022, coupled with the increased cost associated with acquiring customers as a result of our competitors’ increased customer acquisition spend, had a direct impact to our revenue, which is reflected by our results for the nine months ended September 30, 2022. If we had obtained significantly higher proceeds from the Business Combination sooner, we believe we would have been able to further accelerate our growth investments in the nine months ended September 30, 2022, and throughout 2022, which we believe would have enabled us to achieve higher revenue for fiscal year 2022.

The anticipated higher net operating loss for fiscal year 2022 is due to the reduction in anticipated revenues as discussed above, partially offset by the reduction in anticipated expenses that would have been incurred to generate those revenues, and higher stock-based compensation expenses that were not included in our projections due to uncertainty around the timing for consummating the Business Combination and modifications to certain awards that impacted their valuation. Additionally, we are incurring higher costs than anticipated as a public company.

Indebtedness and Effect of Resales

As of September 30, 2022, we had $26.8 million in debt outstanding.

On February 4, 2022, the 2021 SVB Loan was amended to extend the maturity date from the Closing Date to April 3, 2023 and required payment of $2.0 million of the $20.0 million outstanding principal balance upon consummation of the Business Combination. This amendment also added the original $0.8 million fee due at the SPAC closing to the amended loan’s outstanding principal balance, deferring its repayment until maturity. In exchange for the extension of the loan, we will pay an additional fee of $2.1 million due at maturity. We made six interest-only monthly payments beginning March 1, 2022 and paid $2.4 million in monthly principal plus interest on September 1, 2022 and October 1, 2022.

On October 31, 2022, we entered into (i) a Third Amendment to Loan and Security Agreement (the “SVB Amendment”) with Silicon Valley Bank (“SVB”), which, among other things, amended that certain Loan and Security Agreement, dated as of December 29, 2020 (as amended, the “SVB Credit Agreement”), by and between Legacy Fast Radius and SVB and (ii) a Third Amendment to Loan and Security Agreement (the “SVB Capital Amendment” and, together with the SVB Amendment, the “Amendments”) with SVB Innovation Credit Fund VIII, L.P. (“SVB Capital” and, together with SVB, the “Lenders”), which, among other things, amended that certain Loan and Security Agreement, dated as of September 10, 2021 (as amended, the “SVB Capital Credit Agreement” and, together with the SVB Credit Agreement, the “Credit Agreements”), by and between Legacy Fast Radius and SVB Capital.

The Amendments amended the Credit Agreements to, among other things, defer the payment of principal otherwise due under the Credit Agreements on November 1, 2022, in the aggregate amount of $2.6 million.

The filing of the Bankruptcy Petitions constituted an event of default that accelerated certain of our debt obligations. However, under the Bankruptcy Code, the creditors under these debt agreements are stayed from taking any action against us as a result of the default.

Additionally, on February 4, 2022, as part of the closing of the Business Combination, the related party convertible notes that had a carrying value of $12.5 million as of December 31, 2021 were converted into Common Stock.

15,516,639 ENNV liability-classified warrants were also assumed as part of the Business Combination with a carrying and fair value of $0.5 million as of September 30, 2022. Finally, certain other transaction costs associated with, and liabilities assumed as a result of, the Business Combination totaling approximately $11 million were unpaid and recognized as liabilities on our condensed consolidated balance sheet as of September 30, 2022. In advance of the filing of the Chapter 11 Cases, counterparties agreed to waive these fees.

On October 25, 2022, Legacy Fast Radius and UPS entered into a Termination Agreement (the “Termination Agreement”) pursuant to which the parties mutually agreed to terminate that certain Amended and Restated Discount Agreement, dated as of March 21, 2019, by and between Legacy Fast Radius and UPS (as amended, the “Discount Agreement”), with such termination effective as of October 25, 2022.

Under the Discount Agreement, Legacy Fast Radius had agreed to compensate UPS in the form of equity royalties or a quarterly cash payment equal to six percent (6%) of Legacy Fast Radius' gross revenues up to an aggregate cumulative maximum of approximately $7.6 million in exchange for UPS agreeing to exclusively promote Legacy Fast Radius in its sales and marketing efforts as UPS’s exclusive on-demand manufacturing partner. UPS also owns in excess of 10% of the Company’s outstanding Common Stock. As of September 30, 2022, the Company recognized $3.7 million as a related party accrued liability on its condensed consolidated balance sheet in respect of the Discount Agreement.

Pursuant to the Termination Agreement and in settlement of all past and future liabilities that would have been owed under the Discount Agreement, Legacy Fast Radius will transfer and convey to UPS an amount equal to $1.5 million within three days after the consummation of any sale of (i) all or a majority of the equity of Legacy Fast Radius or (ii) all or a majority of Legacy Fast Radius' assets. The Termination Agreement also included a mutual release, pursuant to which Legacy Fast Radius and UPS each released the other from any claims and liabilities under the Discount Agreement.

The shares of Common Stock registered for potential resale pursuant to the prospectus we filed with the SEC on July 22, 2022 (File No. 333-264427) by the selling securityholders thereunder represented approximately 74.8% of shares outstanding on a fully diluted basis as of June 1, 2022. Given the substantial number of shares of Common Stock registered for potential resale by selling securityholders pursuant to such prospectus, the sale of shares by the selling securityholders thereunder, or the perception in the market that the selling securityholders intend to sell shares, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. These sales, or the possibility that these sales may occur, and any related volatility or decrease in market price of our Common Stock, might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Warrant Proceeds

We would receive the proceeds from any exercise of any Warrants that are exercised for cash pursuant to their terms. However, we will only receive such proceeds if and when the Warrant holders exercise the Warrants. The exercise of the Warrants, and any proceeds we may receive from their exercise, are highly dependent on the price of our Common Stock and the spread between the exercise price of the Warrant and the price of our Common Stock at the time of exercise. There is no assurance that the holders of the Warrants will elect to exercise for cash any or all of such Warrants, and we believe that any such exercise currently is unlikely to occur as described below. As of the date of this Quarterly Report on Form 10-Q, we have neither included nor intend to include any potential cash proceeds from the exercise of our Warrants in our short-term or long-term liquidity projections. We will continue to evaluate the probability of warrant exercise over the life of our Warrants and the merit of including potential cash proceeds from the exercise thereof in our liquidity projections.

We do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on our primary sources of cash discussed above to continue to support our operations. The exercise price of the Warrants is $11.50 per share and the closing price of our Common Stock was $0.10 as of November 9, 2022. Additionally, as discussed above, trading of our Securities will be suspended at the opening of business on November 18, 2022 and a Form 25-NSE will be filed with the SEC, which will remove our Securities from listing on Nasdaq. As a result, the Securities are expected to begin trading exclusively on the over-the-counter (“OTC”) market on November 18, 2022. Accordingly, we believe that it is currently unlikely that holders of the Warrants will exercise their Warrants. The likelihood that Warrant holders will exercise the Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. If the trading price for our Common Stock remains less than $11.50 per share, we believe holders of the Warrants will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless and we may not receive any proceeds from the exercise of the Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

Other commitments

In May 2021, we entered into a master subscription agreement with Palantir for access to Palantir’s proprietary software for a six-year period for a total of $45.0 million. The non-cancellable future minimum payments due on this firm purchase agreement are $10.1 million after taking into account the $9.4 million payment made to Palantir at Close. Refer to Note 6 of the consolidated financial statements included elsewhere in this Report for additional information on our agreement with Palantir.

Cash Flows

The following table sets forth a summary of cash flows for the nine months ended September 30, 2022 and 2021:

	For the Nine Months Ended September 30,
(in thousands)	2022	2021
Net cash used by operating activities	$(72,367)	$(34,306)
Net cash used by investing activities	$(3,730)	$(6,437)
Net cash generated by financing activities	$88,786	$33,702
Net increase (decrease) in cash flows	$12,689	$(7,041)

Operating Activities

Cash used in operating activities for the nine months ended September 30, 2022 and 2021 was $72.4 million and $34.3 million, respectively. The increase in operating cash outflows in 2022 was partly due to higher operating losses in the current year. Additionally, we used a portion of the proceeds from the Business Combination described below in Financing Activities to make cash payments related to various transaction and other costs that became due as a result of the Business Combination.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2022 and 2021 was $3.7 million and $6.4 million, respectively. The decrease was attributable to new equipment purchased in the prior year coupled with the sale of certain equipment in the current year.

Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2022 and 2021 was $88.8 million and $33.7 million, respectively.

In 2022, we received proceeds from the Business Combination of approximately $97.5 million, net of transaction costs. A portion of those proceeds were used to settle debt obligations of $7.6 million and to pay various transaction and other expenses included in Operating Activities above. Additionally, we made payments of approximately $1.4 million related to deferred underwriting fees associated with the ENNV IPO in 2021 that were assumed as a result of the Business Combination. Refer to Note 3 of the condensed consolidated financial statements included elsewhere in this Report for additional information on the Business Combination.

In 2021, we received proceeds of $24.5 million from the issuance of term loans and $10.6 million from the issuance of convertible notes and warrants to related parties that was partially offset by the repayment of outstanding indebtedness of $0.8 million.

Contractual Obligations

Our contractual obligations consist primarily of debt liabilities and operating leases which impact our short-term and long-term liquidity and capital needs. The table below is presented as of September 30, 2022 and reflects interest rates as of that date.

	Payments Due By Period
(in thousands)	Total	2022	2023-2024	2025-2026	More than 5 years
Contractual obligations
Operating leases	$3,892	$545	$2,477	$870	$-
Debt	26,752	26,752	-	-	-
Interest on debt	492	492	-	-	-
Purchase commitments	10,125	5,625	2,250	2,250	-
Total contractual obligations	$41,261	$33,414	$4,727	$3,120	$-

Off-Balance Sheet Arrangements

As of September 30, 2022 and December 31, 2021, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, Item 303(a)(4)(ii).

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our most significant estimates and judgements involve valuation of our equity, including assumptions made in the fair value of stock-based compensation. Such policies are summarized in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our Current Report on Form 8-K/A filed with the SEC on March 30, 2022. Although we regularly assess these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience or other assumptions prove not to be substantially accurate, even if such assumptions are reasonable when made.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, this information is not required.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act refers to controls and procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Because there are inherent limitations in all control systems, a control system, no matter how well conceived and operated, can provide only reasonable, as opposed to absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of the end of the period covered by this report due to the material weaknesses in our internal control over financial reporting as described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the fact that we did not design or maintain an effective control environment commensurate with our financial reporting requirements, including (a) lack of a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (b) lack of accounting processes, structures, reporting lines and appropriate authorities and responsibilities to achieve financial reporting objectives. This deficiency in our control environment contributed to the following additional deficiencies (each of which individually represents a material weakness) in our internal control over financial reporting:

• We did not design and maintain formal accounting policies, procedures, and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries, and complex transactions; and

• We did not design and maintain effective controls over segregation of duties for key financial processes and access within IT systems, which includes certain personnel having the ability to both prepare and post manual journal entries without an independent review by someone without the ability to prepare and post manual journal entries.

We have begun remediation and will continue to implement several measures, including, among others:

• previously engaged a third party through July 2022 to assist with the preliminary development of our Sarbanes-Oxley program;

• hiring competent and qualified accounting and reporting personnel with appropriate knowledge and experience of GAAP and SEC financial reporting requirements;

• establishing and designing internal financial reporting structures and authorizing certain departments or capable and responsible persons to be in charge of the overall financial management and financial objectives of the Company;

• establishing an ongoing program to provide sufficient additional training to our accounting staff, especially training related to GAAP and SEC financial reporting requirements;

• designing and preparing accounting policies in accordance with relevant rules, especially in relation to complex and major transactions; and

• updating our policies and procedures to address segregation of duties for key financial processes.

Notwithstanding these material weaknesses, management has concluded that our financial statements included in this Quarterly Report on Form 10-Q present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in accordance with GAAP.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the quarter ended September 30, 2022 covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management has identified the material weaknesses in our internal controls as noted above under "Evaluation of Disclosure Controls and Procedures."

Management is working to remediate the material weaknesses as previously described. We may not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. We cannot be certain that the measures we have taken to date and plan to take will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. In addition, our ability to invest resources in remediating the material weaknesses may be limited by our need to secure additional capital in 2022. If we are not able to maintain effective internal control over financial reporting, our financial statements and related disclosures may be inaccurate, which could have a material adverse effect on our business and our stock price.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

The information in Part I, Item 1, Note 6 is incorporated herein by reference.

Item 1A. Risk Factors.

An investment in our Securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

In the course of conducting our business operations, we are exposed to a variety of risks. Any of the risk factors we describe below have affected or could materially adversely affect our business, financial condition and results of operations. The market price of shares of our Common Stock could decline, possibly significantly or permanently, if one or more of these risks and uncertainties occurs. Certain statements in these “Risk Factors” are forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

We may not be able to continue as a going concern and holders of our Common Stock could suffer a total loss of their investment.

Substantial doubt exists about the Company’s ability to continue as a going concern. It is likely that our equity securities will be canceled and extinguished in connection with the Chapter 11 Cases, and that the holders thereof would not be entitled to receive, and would not receive or retain, any property or interest in property on account of such equity interests.

Trading in our Common Stock and warrants during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. It is likely that our equity securities will be canceled or that holders of such equity will not receive any distribution with respect to, or be able to recover any portion of, their investments.

It is likely that our equity securities will be canceled, or that holders of such equity will not receive any distribution with respect to, or be able to recover any portion of, their investments. Any trading in our Common Stock and warrants during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks to purchasers of our Common Stock or warrants. See “–We may not be able to continue as a going concern and holders of our Common Stock could suffer a total loss of their investment.”

We are subject to the risks and uncertainties associated with the Chapter 11 Cases.

During the Chapter 11 Cases, we plan to continue our business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. As a consequence of filing the Chapter 11 Cases, we will be subject to the risks and uncertainties associated with bankruptcy. These risks include, but are not limited to, the following:

•
our ability to successfully develop, prosecute and consummate a Plan of sale under Section 363 of the Bankruptcy Code or with respect to the Chapter 11 Cases;
•
our ability to obtain the Bankruptcy Court’s approval with respect to motions or other requests made to the Bankruptcy Court in the Chapter 11 Cases, including maintaining strategic control as debtors-in-possession;

•
the possibility that actions and decisions of our creditors and other third parties with interests in the Chapter 11 Cases may be inconsistent with our plans;
•
the high costs of bankruptcy proceedings and related fees, particularly if delays in the Chapter 11 Cases increase fees and costs;
•
our ability to motivate and retain key employees throughout the Chapter 11 Cases; and
•
our ability to maintain contracts that are critical to our operations.

Because of the risks and uncertainties associated with a voluntary filing for relief under Chapter 11 of the Bankruptcy Code and the related proceedings, we cannot accurately predict or quantify the ultimate impact that events that occur during the Chapter 11 Cases may have on ultimate recovery for stakeholders, including creditors. As mentioned above, it is likely that holders of our equity securities will not recover any portion of their investments.

If we are not able to obtain confirmation of a Plan, or if current liquidity is insufficient, we could be required to liquidate under Chapter 7 of the Bankruptcy Code.

If confirmation by the Bankruptcy Court of a Plan does not occur, or if the Bankruptcy Court otherwise finds that it would be in the best interest of holders of claims and interests or upon the showing of cause, the Bankruptcy Court may convert our Chapter 11 Cases to cases under Chapter 7 of the Bankruptcy Code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code.

We expect our Common Stock and warrants will be delisted from Nasdaq and experience the risks of trading in an over-the-counter market.

On November 9, 2022, we received notification from Nasdaq that our Common Stock and warrants are no longer suitable for listing on Nasdaq. Trading of our Common Stock and warrants will be suspended at the opening of business on November 18, 2022 and a Form 25-NSE will be filed with the SEC to delist our Common Stock and warrants from Nasdaq. The deregistration of our Common Stock and warrants under 12(b) of the Exchange Act will become effective 90 days, or such shorter period as the SEC may determine, after the filing date of the Form 25. Upon deregistration of our Common Stock and warrants under Section 12(b) of the Exchange Act, our Common Stock and warrants will remain registered under Section 12(g) of the Exchange Act.

Following the expected suspension and delisting, we anticipate that our Common Stock and warrants will begin trading on the OTC Pink Marketplace under the symbols “FSRDQ” and “FSRDWQ”, respectively on November 18, 2022. We can provide no assurance that our Common Stock and warrants will continue to trade on this market, whether broker-dealers will continue to provide public quotes of our Common Stock and warrants on this market, whether the trading volume of our Common Stock and warrants will be sufficient to provide for an efficient trading market or whether quotes for our Common Stock and warrants will continue on this market in the future, which could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell our Common Stock and warrants. Furthermore, because of the limited market and generally low volume of trading in our Common Stock and warrants, the price of our Common Stock and warrants could be more likely to be affected by broad market fluctuations, general market conditions, changes in the markets’ perception of our securities, and announcements made by us or third parties with interests in the Chapter 11 Cases.

The pursuit of the Chapter 11 Cases has consumed, and will continue to consume, a substantial portion of the time and attention of our corporate management and will impact how our business is conducted, which may have an adverse effect on our business and results of operations.

The requirements of the Chapter 11 Cases have consumed and will continue to consume a substantial portion of our corporate management’s time and attention and leave them with less time to devote to the operations of our business. This diversion of corporate management’s attention may have a material adverse effect on the conduct of our business, and, as a result, on our financial condition and results of operations, particularly if the Chapter 11 Cases are protracted.

We depend on a few highly skilled key employees to navigate the Chapter 11 Cases, and if we are unable to retain, manage, and appropriately compensate them, the outcome of the Chapter 11 Cases could be adversely affected.

Our ability to consummate a successful Plan is based on the continued service of our senior management team and other key employees, and on our ability to continue to motivate and appropriately compensate key employees. During the pendency of the Chapter 11 Cases, our employees will face considerable distraction and uncertainty, and we may experience increased levels of employee attrition. We may not be able to retain the services of our key employees in the future. If our key employees fail to work together effectively and to execute our plans and strategies, the Chapter 11 Cases could be prolonged or adversely affected.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Furnish the exhibits required by Item 601 of Regulation S-K (§ 229.601 of this chapter).

Exhibit Number	Description
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fast Radius, Inc.

Date: November 14, 2022	By:	/s/ Pat McCusker
Name: Pat McCusker
President and Interim Chief Financial Officer